Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-277377

PROSPECTUS SUPPLEMENT

(To Prospectus Dated February 26, 2024)

New Issue

$400,000,000

Magna International Inc.

5.875% Senior Notes due 2035

We are offering $400,000,000 aggregate principal amount of 5.875% Senior Notes due 2035 (the “notes”). We will pay interest on the notes semi-annually on June 1 and December 1 of each year, beginning on December 1, 2025. We may redeem the notes in whole or in part at any time and from time to time at the redemption prices described in this prospectus supplement under the caption “Description of the Notes—Optional Redemption.” We also have the right to redeem the notes, in whole but not in part, at 100% of the principal amount thereof, plus accrued and unpaid interest to, but excluding, the date of redemption, in certain circumstances in which we would become obligated to pay additional amounts under the notes as described under “Description of the Notes—Optional Tax Redemption.” If we experience a change of control triggering event, we will be required to offer to repurchase the notes from holders at 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the repurchase date except as described under “Description of the Notes—Offer to Repurchase Upon Change of Control Triggering Event.”

The notes will be our senior unsecured obligations and will rank equally with all our other existing and future senior unsecured obligations. The notes will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries and will be effectively subordinated to any secured indebtedness and other liabilities of ours to the extent of the assets securing the same.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-21.

We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the notes described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are an Ontario corporation, that some of our officers and directors are residents of foreign countries, that some of the underwriters or experts named in the registration statement are resident outside the United States and that a substantial portion of our assets and those of such persons may be located outside the United States.

These securities have not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any U.S. state securities regulator nor has the SEC or any U.S. state securities regulator passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price (1)	99.863%	$399,452,000
Underwriting discount	0.650%	$2,600,000
Proceeds to the Company (before expenses) (1)	99.213%	$396,852,000

(1)	Plus accrued interest, if any, from May 22, 2025, if settlement occurs after that date.

The underwriters, as principals, conditionally offer the notes, subject to prior sale, if as and when issued by us, and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting” in this prospectus supplement. The underwriters expect to deliver the notes to purchasers in book-entry only form through the facilities of The Depository Trust Company (“DTC”) for the accounts of its participants, including Euroclear Bank SA/NV and Clearstream Banking S.A., on or about May 22, 2025.

We will not apply to list the notes on any securities exchange or to include the notes on any automated quotation system. There is no market through which the notes may be sold and purchasers may not be able to resell the notes purchased under this prospectus supplement and the accompanying prospectus. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices and the liquidity of the securities and the extent of issuer regulation. See “Risk Factors.”

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Such transactions, if commenced, may be discontinued at any time. See “Underwriting.”

Other than Loop Capital Markets LLC, the underwriters or certain of their affiliates are currently lenders under one or more of our unsecured revolving global credit facility, our 364-day syndicated revolving credit facility and our Term Loan (as defined below), each as amended and supplemented from time to time. Consequently, we may be considered to be a “connected issuer” of each of these underwriters under Canadian securities laws. See “Underwriting.”

Joint Book-Running Managers

BofA Securities		Citigroup		J.P. Morgan

BNP PARIBAS	RBC Capital Markets	Scotiabank	TD Securities	Wells Fargo Securities

Co-Managers

CIBC Capital Markets	COMMERZBANK	Goldman Sachs & Co. LLC

HSBC	ICBC	ING

Loop Capital Markets	Raiffeisen Bank International

The date of this prospectus supplement is May 13 , 2025.

We have not, and the underwriters have not, authorized anyone to provide you with information other than the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectus we have authorized. We take no responsibility for and can make no assurance as to the reliability of any other information that others may give you. We are not, and the underwriters are not, making an offer of these notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus we have authorized is accurate as of any date other than the date on the front of that document. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes that we are offering and other matters relating to us and our financial condition. The second part is the accompanying short form base shelf prospectus dated February 26, 2024 (the “accompanying prospectus”), which gives more general information about securities we may offer from time to time, some of which does not apply to the notes we are offering. The description of the terms of the notes in this prospectus supplement supplements the description in the accompanying prospectus under “Description of the Debt Securities,” and to the extent it is inconsistent with that description, the information in this prospectus supplement replaces the information in the accompanying prospectus. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If information in this prospectus supplement differs from information in the accompanying prospectus, you should rely on the information in this prospectus supplement.

Except as used in “Description of the Notes,” as the context otherwise requires, or as otherwise specified or used in this prospectus supplement or the accompanying prospectus, the terms “we,” “our,” “us,” “the Company” and “Magna International” refer to Magna International Inc. and its subsidiaries.

References in this prospectus supplement to “$,” “dollars” and “U.S. dollars” are to the currency of the United States of America, and references to “€” and “euro” are to the single currency introduced at the third stage of the European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended.

All amounts referred to in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference are presented in U.S. dollars, in each case, unless otherwise stated.

The distribution of this prospectus supplement, the accompanying prospectus and any free writing prospectus we have authorized and the offering of the notes in certain jurisdictions may be restricted by law. Persons who come into possession of this prospectus supplement, the accompanying prospectus and any free writing prospectus we have authorized should inform themselves about and observe any such restrictions. This prospectus supplement, the accompanying prospectus and any free writing prospectus we have authorized do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

You should not consider any information in this prospectus supplement, the accompanying prospectus or any free writing prospectus we have authorized to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of the notes. We are not making any representation to you regarding the legality of an investment in the notes by you under applicable investment or similar laws.

You should read and consider all information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus we have authorized before making your investment decision.

In connection with the offering of the notes, the underwriters are not acting for anyone other than the Company and will not be responsible to anyone other than the Company for providing the protections afforded to their clients nor for providing advice in relation to the offering of the notes.

Notice to Prospective Investors in the European Economic Area

None of this prospectus supplement, the accompanying prospectus or any free writing prospectus is a prospectus for the purposes of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”). This prospectus supplement, the accompanying prospectus and any free writing prospectus have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (each, an “EEA Qualified Investor”). Accordingly, any person making or intending to make an offer in any Member State of the EEA of notes which are the subject of the offering contemplated in this prospectus supplement, the accompanying prospectus and any free writing prospectus may only do so with respect to EEA Qualified Investors. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of notes in the EEA other than to EEA Qualified Investors.

Each person in the EEA who receives any communication in respect of, or who acquires any notes under, the offers to the public contemplated in this prospectus supplement, or to whom the notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Company that it and any person on whose behalf it acquires notes is: (1) an EEA Qualified Investor and (2) not a “retail investor” (as defined in the paragraph immediately below).

PROHIBITION OF SALES TO EEA RETAIL INVESTORS - The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Notice to Prospective Investors in the United Kingdom

None of this prospectus supplement, the accompanying prospectus or any free writing prospectus is a prospectus for purposes of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”).

Each person in the United Kingdom (the “UK”) who receives any communication in respect of, or who acquires any notes under, the offers to the public contemplated in this prospectus supplement, or to whom the notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Company that it and any person on whose behalf it acquires notes is: (1) a “qualified investor” within the meaning of Article 2(e) of the UK Prospectus Regulation; and (2) not a “retail investor” (as defined below).

PROHIBITION OF SALES TO UK RETAIL INVESTORS - The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the UK Prospectus Regulation. Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This prospectus supplement and any other material in relation to the notes described herein is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus supplement and any other material in relation to the notes described herein is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

BASIS OF PRESENTATION

The consolidated financial statements of Magna International have been prepared in U.S. dollars in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the accounting policies as set out in note 2 to the Audited Consolidated Financial Statements as at December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024.

In addition to results presented in accordance with GAAP, this prospectus supplement includes the use of Adjusted EBIT, EBITDA, Adjusted Debt, Adjusted EBITDA, Adjusted Debt to Adjusted EBITDA ratio and Cash from operations before change in working capital (collectively, the “Non-GAAP Measures”). We believe these Non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management. Readers should be aware that Non-GAAP Measures have no standardized meaning under GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with GAAP. Non-GAAP financial measures are presented together with the most directly comparable GAAP financial measure, and a reconciliation to the most directly comparable GAAP financial measure, can be found in the “Summary Consolidated Financial and Production Data” section of this prospectus supplement.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents with respect to Magna International filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this prospectus supplement and the accompanying prospectus:

(a)	our Annual Information Form for the year ended December 31, 2024 (“Annual Information Form”);

(b)

our Audited Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024, together with the notes thereto and the reports of independent registered public accounting firm thereon;

(c)	our Management’s Discussion and Analysis of our results of operations and financial position for the year ended December 31, 2024 (“Annual MD&A”);

(d)	our Unaudited Interim Consolidated Financial Statements for the three-month period ended March 31, 2025, together with the notes thereto;

(e)	our Management’s Discussion and Analysis of our results of operations and financial position for the three-month period ended March 31, 2025 (“Interim MD&A”); and

(f)	our Management Proxy Circular in connection with the annual meeting of our shareholders held on May 8, 2025.

Any documents of the type referred to above, any annual information form, annual or interim financial statements and annual or interim management’s discussion and analysis relating thereto, management proxy circular and any material change reports (excluding confidential material change reports) or business acquisition reports, all as filed by the Company with the various securities commissions or similar authorities in Canada pursuant to the requirements of applicable securities legislation after the date of this prospectus supplement and prior to the termination of the offering of the notes, shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus. Any such documents of the type referred to in the preceding sentence incorporated by reference in this prospectus supplement and the accompanying prospectus contained in reports on Form 40-F or Form 6-K which we file with or furnish to the SEC after the date of this prospectus supplement and prior to the termination of the offering of the notes to which this prospectus supplement and accompanying prospectus relate shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus and as an exhibit to the Registration Statement on Form F-10 of which this prospectus supplement and the accompanying prospectus form a part. In addition, any other documents contained in reports on Form 6-K, if and to the extent expressly provided in such reports on Form 6-K, which we furnish to the SEC after the date of this prospectus supplement and prior to the termination of the offering of the notes to which this prospectus supplement and accompanying prospectus relate shall be deemed to be incorporated as an exhibit to the Registration Statement on Form F-10 of which this prospectus supplement and the accompanying prospectus form a part.

Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference herein and in the accompanying prospectus shall be deemed to be modified or superseded for the purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained herein or in the accompanying prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein and in the accompanying prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of Magna International Inc. at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1, telephone: (905) 726-2462, and are also available electronically at www.sedarplus.ca or on the SEC’s Electronic Data Gathering and Retrieval System website at www.sec.gov.

Upon a new annual information form and the related annual financial statements and accompanying management’s discussion and analysis being filed by the Company with and, where required, accepted by, the applicable securities commissions or similar authorities in Canada during the term of this prospectus supplement and the accompanying prospectus, the previous annual information form, the previous annual financial statements and accompanying management’s discussion and analysis and all interim financial statements and accompanying management’s discussion and analysis, and all material change reports and business acquisition reports filed by the Company prior to the commencement of the then current fiscal year, shall be deemed no longer to be incorporated into this prospectus supplement and the accompanying prospectus for purposes of future offers and sales of notes hereunder. Upon an interim financial statement and accompanying management’s discussion and analysis being filed by the Company with and, where required, accepted by, the applicable securities commissions or similar authorities in Canada during the term of this prospectus supplement and the accompanying prospectus, all interim financial statements and accompanying management’s discussion and analysis filed prior to the new interim financial statements shall be deemed no longer to be incorporated into this prospectus supplement and the accompanying prospectus for purposes of future offers and sales of notes hereunder. Upon a new management proxy circular relating to an annual meeting of shareholders of the Company being filed by the Company with and, where required, accepted by, the applicable securities commissions or similar authorities in Canada during the term of this prospectus supplement and the accompanying prospectus, the management proxy circular for the preceding annual meeting of shareholders of the Company shall be deemed no longer to be incorporated by reference into this prospectus supplement and the accompanying prospectus for purposes of future offers and sales of notes hereunder.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including those documents incorporated by reference, may contain forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities legislation (including within the meaning of the Securities Act (Ontario) and within the meaning Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)). These forward-looking statements include, but are not limited to, statements relating to:

•	our use of proceeds from this offering of notes and from the offering of securities in the EUR Offering (as defined below);

•	whether the EUR Offering will be completed;

•	implementation of our business strategy;

•	implementation of our segment-specific strategic initiatives;

•	implementation of our sustainability strategy and initiatives, and achievement of sustainability targets/commitments;

•	our approach to capital structure, including:

•	maintenance of a strong balance sheet;

•	preservation of strong investment grade ratings;

•	delivering strong return on invested capital;

•	investing for growth;

•	achieving our Adjusted Debt target leverage ratio;

•	future returns of capital to our shareholders through dividends; and

•	repurchasing shares with excess liquidity;

•	implementation of our supply chain initiatives; and

•	estimates of future environmental clean-up and remediation costs.

The forward-looking statements in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference herein are presented for the purpose of providing information about management’s current expectations and plans. Such forward-looking statements may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may,” “would,” “could,” “should,” “will,” “likely,” “expect,” “anticipate,” “assume,” “believe,” “intend,” “plan,” “aim,” “forecast,” “outlook,” “project,” “potential,” “estimate,” “target” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

•	industry trends & risks

•	increasing economic uncertainty;

•	planning and forecasting challenges;

•	restructuring and impairment risks;

•	application of a 2023 tax law interpretation;

•	macroeconomic, geopolitical and other risks

•	unpredictable trade and tariff environment;

•	trade disputes and threats to free trade agreements;

•	consumer confidence levels;

•	increasing economic uncertainty;

•	interest rates and availability of consumer credit;

•	geopolitical risks;

•	risks related to the automotive industry

•	production program deferrals, cancellations and volume reductions;

•	economic cyclicality;

•	regional production volume declines;

•	deteriorating vehicle affordability;

•	uncertain pace of electric vehicle (“EV”) adoption, including North American electric vehicle program deferrals, cancellations and volume reductions;

•	intense competition;

•	strategic risks

•	planning and forecasting challenges;

•	evolution of the vehicle;

•	evolving business risk profile;

•	technology and innovation;

•	investments in mobility and technology companies;

•	customer-related risks

•	customer concentration;

•	market shifts;

•	growth of EV-focused original equipment manufacturers (“OEMs”);

•	risks of conducting business with newer EV-focused OEMs;

•	dependence on outsourcing;

•	customer cooperation and consolidation;

•	consumer take rates shifts;

•	customer purchase orders;

•	potential OEM production-related disruptions;

•	supply chain risks

•	supply base;

•	supplier claims;

•	supply chain disruptions;

•	regional energy supply and pricing;

•	manufacturing/operational risks

•	product launch;

•	operational underperformance;

•	restructuring costs;

•	impairments;

•	skilled labour attraction/retention;

•	leadership expertise and succession;

•	pricing risks

•	quote/pricing assumptions;

•	customer pricing pressure/contractual arrangements;

•	commodity cost volatility;

•	scrap steel/aluminum price volatility;

•	warranty/recall risks

•	repair/replace costs;

•	warranty provisions;

•	product liability;

•	climate change risks

•	transition risks and physical risks;

•	strategic and other risks;

•	IT security/cybersecurity risks

•	IT/cybersecurity breach;

•	product cybersecurity;

•	acquisition risks

•	inherent merger and acquisition risks;

•	acquisition integration and synergies;

•	other business risks

•	joint ventures;

•	intellectual property;

•	risks of doing business in foreign markets;

•	relative foreign exchange rates;

•	pension risks;

•	tax risks;

•	returns on capital investments;

•	financial flexibility;

•	credit ratings changes;

•	stock price fluctuation;

•	legal, regulatory and other risks

•	legal and regulatory proceedings;

•	changes in laws;

•	environmental compliance; and

•

other factors set out in our most recent Annual Information Form, Annual MD&A and Interim MD&A, each filed with the securities commissions or similar regulatory authorities in the provinces and territories of Canada and our most recent Annual Report on Form 40-F filed with the SEC, and subsequent filings.

In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions, and uncertainties above that are discussed in greater detail in our Annual Information Form under “Section 5—Risk Factors,” and in our Annual MD&A and Interim MD&A. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

SUMMARY

The following summary highlights information from this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. It is not complete and may not contain all of the information that you should consider before investing in our notes. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in their entirety before making an investment decision, including the information set forth under the heading “Risk Factors.”

Magna International Inc.

Overview

We are more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of approximately 167,000 employees across 342 manufacturing operations and 103 product development, engineering, and sales centres spanning 28 countries.

With over 65 years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape.

Our business is managed under four operating segments which have been determined on the basis of technological opportunities, product similarities, as well as market and operating factors, as follows:

•	Body Exteriors & Structures

•	Power & Vision

•	Seating Systems

•	Complete Vehicles

We use key internal operating performance measures for the reporting segments described above in the assessment of operating performance, allocation of resources, and to help plan our long-term strategic direction and future global growth.

Strategy

We operate in a rapidly evolving, highly competitive, cyclical, lean, global manufacturing industry. To drive long-term success, we are focused on the following key areas:

Product Portfolio	Our approach to product involves viewing our portfolio through the lens of a long-term owner. As a starting point for this approach, each of our businesses must meet the following requirements:

• operating in meaningful or growing markets with significant profit opportunities;

• having strong market positioning and profitable growth, or a path toward both; and

• possessing sustainable competitive advantages.

These requirements for our product portfolio have already delivered scale and market leading positioning across a number of different businesses and markets. For example, our portfolio reflects:

• global leadership in body and chassis, all-wheel drive/front wheel-drive, transmissions, latches, mirrors and contract vehicle assembly;

• top five global positioning in active driver assistance systems (“ADAS”);

• North American leadership in exteriors and top three market positioning in seating; and

• top five European market positioning in both exteriors and seating.

Employing strategic portfolio management, we seek to achieve strong performance in leading markets. Practically, this involves managing all our businesses for continuous improvement, while deploying capital investments to areas that are most aligned with our long-term portfolio priorities.

One such priority has been to focus on businesses that can deliver profitable growth while remaining agnostic to the vehicle’s method of propulsion — this is currently the case for a large majority of our product portfolio.

However, we believe that electrification provides growth opportunities, even though the pace of adoption may not be linear. As the proportion of vehicles on our roads transitions from Internal Combustion Engine (“ICE”) to EV, we are strategically positioned to increase the content and value we can deliver to our customers.

Customer Strategy	Although we supply products and systems to every major vehicle manufacturer, the majority of our sales are currently to six customers. While continuing to support these customers, we have increased focus and strengthened relationships with a number of growing North American, European and Chinese OEMs to diversify sales. In the case of OEMs which do not traditionally outsource business outside their established supplier networks, we seek opportunistic growth opportunities, while new entrant OEMs are carefully assessed for overall product and business viability.

Given the rapid evolution of the automotive industry, we continue to regularly assess the alignment between our strategy and our OEM customers, leveraging our cross-group activity both to identify and pursue strategic business awards, as well as to assess and strengthen risk mitigation.

Operational Excellence	As a manufacturer of highly engineered automotive products, we are committed to continuous improvement and operational excellence. Our approach to operational excellence is based on three elements:

• Executing on the Fundamentals — reinforcing solid execution with respect to program launches, product quality and warranty management;

• Improving our Most Impactful Divisions — focusing attention on long-term margin transformation for operating divisions with the highest impact to us overall; and

•  Leveraging our Smart Factory initiatives — new manufacturing processes developed from our Factory of the Future initiatives and our Magna Factory Concept, or “MAFACT,” operating system are distilled into use cases which are scaled across Groups to leverage common opportunities.

Capital Allocation	A disciplined, profitable approach to growth is a foundational principle. This broad principle is distilled down to three fundamental components:

• Maintaining a Strong Balance Sheet — a strong balance sheet is critical to preserving our liquidity and high investment grade credit ratings.

•  Invest and Manage for Growth — we are focused on accretive investments to support long-term free cash flow generation. This consists of organic (investments in our business) and inorganic (M&A) opportunities that provide advantageous product capabilities, customer diversification or geographic footprint in areas where we require additional capacity. We are willing to exit businesses that are not aligned with our requirements and product portfolio strategy and have done so in recent years, including through the sale of our former interiors business (2015), fluid pressure and controls group (2019), as well as certain exteriors business units in Germany (2021), seating operations in Brazil, a powertrain business in France (2023), our former divisions in Russia (2023) and a body and chassis business in India (2024). Overall, we aim to maintain a sustainable competitive advantage through innovation, cutting edge technology and manufacturing, and use our investments to support achievement of this objective.

•  Return Capital to Shareholders — we believe in providing shareholders a stable dividend. Dividends are supplemented by additional returns of capital through share repurchases, which we fund with excess liquidity.

People and Talent	We are committed to an operating philosophy based on fairness and concern for people. This philosophy is part of a culture in which employees and management share the responsibility to help ensure our success. Our Employee’s Charter sets out this philosophy through the following fundamental principles:

• job security;

• safe and healthful workplace;

• fair treatment;

• competitive wages and benefits;

• employee equity and profit participation;

• communication and information; and

• an employee hotline.

Sustainability

We are committed to being a responsible corporate citizen that conducts business in a manner that balances, profits, people, and planet. We accept the reality of climate change and the importance of addressing sustainability in our operations. To this end, we are committed to decarbonization of our operations and have committed to near-term (by 2030) and net zero (by 2050) science-based targets with respect to Scopes 1, 2 and 3 GHG emissions. In support of these targets, we have committed to achieving 100% renewable electricity usage by 2025 in our European operations and by 2030 globally. For a full discussion of our sustainability strategy, initiatives, targets, and achievements to date, see “Appendix 1—Sustainability Report” in our Annual Information Form.

Innovation / R&D

Our R&D activities take place at our Division/Operating Group level and at the corporate level. Our Divisional/Operating Groups work with our customers to identify product and technology gaps. Our Corporate R&D team, under the global direction of our Senior Vice President, Corporate R&D, analyzes the key megatrends that are expected to drive future mobility and automotive development. As part of these efforts, our Corporate R&D team engages with the advanced engineering and product development teams of our current and potential OEM customers to understand their product strategies and better align our own product strategy and technology development with customer needs.

All of our R&D projects follow an “innovation development process” or “IDP”—a multi-stage process aimed at turning ideas into innovations that can ultimately be commercialized and scaled. The initial phase of the process is designed to foster the generation of ideas and includes, among other things: identification of key customer (internal or external) needs; identification of potential technologies and industrial or academic partners; understanding of and analysis of societal, digital, demographic, regulatory, industry and other trends which may create demand for and thus drive development of new automotive and mobility technologies; review of academic research; collecting and screening ideas submitted through innovation programs; review of emerging technologies in non-automotive industries; and automotive customer input.

Concepts that progress past this initial stage are further evaluated, including with respect to: fit with our strategy regarding electrification, autonomy, new mobility, vehicle connectivity and advanced manufacturing; commercialization potential; and risks and challenges to further development. Selected innovations then progress through subsequent stages towards product or process realization, validation and eventually, product launch.

Our R&D initiatives are supported by and involve close collaboration with our Corporate R&D group. Our Division/Operating Group R&D teams work together with our Corporate R&D group on technology development, and where necessary specific working groups are established to discuss and develop technological solutions.

As a result of our innovation activities, we have developed a number of product, process and materials innovations, some of which are described in our Annual Information Form under “Section 7—Innovation and Research & Development—Innovations and Innovation Awards.”

As a key part of our own innovation efforts and to gain further access to innovative thinking outside of our company, we partner with start-ups and early stage companies, inventors, entrepreneurs, universities, technical institutions and the venture capital community to help bring innovative ideas to market. We also look for the best ideas from other industries and apply them to mobility—a process we call “auto-qualifying”. As part of our continuing efforts to develop innovative solutions to the technology challenges of new mobility and the automotive industry, in the last year we have considered thousands of potential innovations, which has led to several active projects. Such projects include: novel sensor and software technologies supporting ADAS features; efficiency and performance technologies related to electric drives and power electronics; Artificial Intelligence solutions enabling Generative Engineering tools, advanced human-like robotics, inspection systems, Digital Twin/simulation and data analytics technologies supporting our strategic focus on operational excellence.

As an example of our collaborative process in action, in 2024 we accelerated R&D collaboration with vendors and academia to develop human-like robotics capabilities. Starting with the University of Toronto, but also including research agreements with multiple universities such as MIT, Arizona, Michigan, Waterloo and others, we are working to test and develop emerging robotics capability. Improvements in robotics hardware, but more importantly the rapid development of AI based solutions is creating opportunity for robots to be far more capable. Leveraging AI in vision systems, task and path planning and control systems may greatly increase the robotics applications in manufacturing, supporting our overall Factory of the Future Operational Excellence.

Capital Structure

We aim to maintain the company’s financial flexibility in order to remain in a position to pursue opportunities and withstand an industry downturn, including by:

•

maintaining sufficient liquidity, including committed lines of credit, to run our operations and continue investing in our business through organic growth, innovation spending, and acquisitions that fit our product strategy;

•

preserving a strong investment grade credit rating of BBB+ or better, and an Adjusted Debt to Adjusted EBITDA ratio that meets or exceeds the Moody’s Investors Service (“Moody’s”) criteria for a strong investment grade credit rating;

•	growing dividends over time as earnings grow; and

•	repurchasing shares with excess liquidity.

Other core elements of our approach to capital structure and strategy include:

•	lowering our capital spending as a percentage of sales, thereby increasing free cash flow generation;

•	utilizing share repurchases to deploy excess cash not needed for organic growth and acquisitions; and

•	delivering strong return on invested capital.

In light of the above strategy, we have made significant levels of investment in our business in recent years and have also returned significant amounts of capital to our shareholders in the form of dividends and share repurchases. We had an Adjusted Debt ratio of 1.75 times Adjusted EBITDA1 at the end of 2024 and our capital structure strategy remains with a long-term target range of 1.0-1.5 times Adjusted EBITDA. Our Adjusted Debt

[1]

Adjusted Debt and Adjusted EBITDA are non-GAAP financial measures. Adjusted Debt is calculated by taking our long- and short-term debt and operating lease liabilities and adding pension obligations and certain other Moody’s adjustments. Adjusted EBITDA is calculated by taking our Adjusted EBIT and adding back Depreciation, operating lease expense, and interest income, and adding adjustments relating to the cash portion of Other Expense, net and pension obligation expenses. In each case, such adjustments reflect a methodology for calculating such ratios used by Moody’s and might not be comparable to similar financial measures disclosed by other issuers.

ratio currently exceeds our target range as a result of our Notes issuances to fund the acquisition of the Veoneer Active Safety business in 2023 and investments to support new business awards. However, we are committed to getting into our target range.

Leadership Development & Talent

Our talent management strategy is closely aligned with our current business objectives and the ongoing transformation in the automotive industry. Recognizing the increasing need for a lean and digitally adept workforce, we focus on building such an employee base through targeted attraction and recruitment, professional development and succession planning.

Central to our talent management strategy is our continuously evolving Leadership Development System designed to identify, train and develop future leaders with the skills and expertise needed to manage a rapidly transforming, complex, global business. This development framework is built on best practices in the business and manufacturing environment that includes multiple levels of programs, including our flagship Operations Management Accelerator (“OMA”) program.

The OMA program is designed to cultivate a talent pool of future General Managers and Assistant General Managers for our Divisions. The year-long program integrates instruction from university faculty with practical learning opportunities led by our leadership team. Participants, who must meet stringent acceptance criteria, engage in comprehensive modules covering finance, manufacturing, and supply chain management, each consisting of virtual, in-person, and self-directed study components. The program also includes immersive in-plant learning sessions, providing hands-on experience in real-world settings. A key feature of the OMA program is the capstone project, where participants address a realistic problem or opportunity within their Division, ensuring that their learning is applied to tangible business challenges.

Corporate Information

We were originally incorporated under the laws of the Province of Ontario, Canada on November 16, 1961. Our charter documents currently consist of amended and restated articles of incorporation dated December 31, 2017, which were issued pursuant to the Business Corporations Act (Ontario).

Our registered and head office is located at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1. Our common shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbol “MG”, and on the New York Stock Exchange under the trading symbol “MGA”.

The Offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus supplement and the “Description of the Debt Securities” section of the accompanying prospectus contain a more detailed description of the terms and conditions of the notes. As used in this section, “we,” “our” and “us” refer to Magna International Inc. and not to its subsidiaries.

Issuer	Magna International Inc.

Securities Offered	$400,000,000 aggregate principal amount of 5.875% Senior Notes due 2035.

Maturity Date	The notes will mature on June 1, 2035.

Interest Rate	The notes will bear interest at a rate of 5.875% per year.

Interest Payment Dates	Interest on the notes will be payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2025.

Denominations	The notes will be issued only in denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

Optional Redemption	We may redeem the notes at our option, in whole or in part, at any time and from time to time, at the redemption prices described in this prospectus supplement under the caption “Description of the Notes—Optional Redemption.”

Additional Amounts	In the event that certain taxes are payable in respect of payments on the notes, we will, subject to certain exceptions, pay such additional amounts as will result, after deduction or withholding of such taxes, in the payment of the amounts which would have been payable in respect of the notes had no such withholding or deduction been required. Our obligation to pay additional amounts to any holder that is not a U.S. holder will be limited to the amounts that we would be required to pay as described above to such holder if, at all relevant times, such holder were a U.S. holder entitled to the benefits of the Canadian-U.S. Income Tax Convention (1980), as amended, including any existing protocols thereto, all as in effect as of the date the notes are issued. See “Description of the Notes—Payment of Additional Amounts” in this prospectus supplement.

Optional Tax Redemption	The notes may be redeemed at our option, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but excluding, the date of redemption, in certain circumstances in which we would become obligated to pay additional amounts under the notes as described under “Description of the Notes—Optional Tax Redemption” in this prospectus supplement.

Offer to Repurchase Upon Change of Control Triggering Event	If we experience a “Change of Control Triggering Event” (as defined below) with respect to the notes, unless we have exercised our right to redeem the notes, each holder of notes will have the right to require us to repurchase all or a portion of such holder’s notes at a price equal to 101% of the principal amount of the notes repurchased plus accrued and unpaid interest to, but excluding, the date of repurchase as described more fully under “Description of the Notes—Offer to Repurchase Upon Change of Control Triggering Event.”

Ranking	The notes will be our senior unsecured obligations and will rank equally with all our existing and future senior unsecured obligations.

The notes will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries and will be effectively subordinated to any secured indebtedness and other liabilities of ours to the extent of the assets securing the same. At March 31, 2025, on a consolidated basis, we had outstanding approximately $19.908 billion of indebtedness and other liabilities, substantially all of which were indebtedness and other liabilities of our subsidiaries to which the notes would have been structurally subordinated. As of the date of this prospectus supplement, we had no secured debt outstanding.

Certain Covenants	The indenture governing the notes will, among other things, limit our and our restricted subsidiaries’ ability to:

•	incur secured indebtedness;

•	enter into certain sale and leaseback transactions; and

•	enter into certain mergers, amalgamations, consolidations and transfers of substantially all our assets.

The above restrictions are subject to significant exceptions. See “Description of the Notes—Covenants Applicable to the Notes” in this prospectus supplement and “Description of the Debt Securities—Merger” in the accompanying prospectus.

Use of Proceeds	We estimate that the net proceeds from this offering will be approximately $396.0 million, and the net proceeds from the EUR Offering will be approximately €568.3 million, in each case after deducting the underwriting discount and our estimated expenses of the offering. We intend to use the net proceeds of this offering, together with the proceeds of the EUR Offering, for general corporate purposes, which may include the repayment of our existing indebtedness. See “Use of Proceeds.”

Form of Notes	We will issue the notes in the form of one or more fully registered global notes registered in the name of the nominee of DTC. See “Forms of the Debt Securities” and “Book-Entry Procedures and Settlement” in the accompanying prospectus.

Governing Law	The notes and the indenture under which they will be issued will be governed by the laws of the State of New York.

Trustee, Registrar and Paying Agent	The Bank of New York Mellon.

Risk Factors	You should consider carefully all the information set forth and incorporated by reference in this prospectus supplement and the accompanying prospectus and, in particular, you should evaluate the specific factors set forth under “Risk Factors” in this prospectus supplement before deciding whether to invest in the notes.

Concurrent Offering	We are separately offering euro-denominated senior notes in a concurrent offering (the “EUR Offering”). A separate prospectus supplement related to the EUR Offering has been filed with the Ontario Securities Commission and the SEC. We expect to use the proceeds of the EUR Offering for general corporate purposes, which may include the repayment of our existing indebtedness. The settlement of the notes offered hereby is not contingent upon the settlement of the notes in the EUR Offering, nor is the settlement of the notes offered in the EUR Offering contingent upon the settlement of the notes offered hereby. This prospectus supplement does not constitute an offer for the purchase of the notes offered in the EUR Offering.

Summary Consolidated Financial and Production Data

The following table sets forth certain summary consolidated financial data, which has been prepared in accordance with GAAP, as well as certain production data.

As more fully described in the “Basis of Presentation” section of this prospectus supplement, income statement data for each of the years in the two-year period ended December 31, 2024 and financial position data as of December 31, 2024 and 2023 are derived from our audited consolidated financial statements. The income statement data for the three-month periods ended March 31, 2025 and 2024 and financial position data as of March 31, 2025 and 2024 are derived from our unaudited interim consolidated financial statements.

Our historical results are not necessarily indicative of our future operating results, and interim results for the three months ended March 31, 2025 are not projections for the results to be expected for the year ending December 31, 2025. You should read the following information in conjunction with our financial statements and notes thereto, our Annual MD&A and Interim MD&A and the other financial information included or incorporated by reference in this prospectus supplement.

	Three Months Ended March 31,		Year Ended December 31,
	2025	2024	2024	2023
	(in millions, except for per share data)
Production Data:
Vehicle Production Volumes
North America	3.780	3.976	15.379	15.614
Europe	4.192	4.567	16.899	17.612
China	6.541	6.434	30.839	29.156

Income Statement Data:
Sales	$10,069	$10,970	$42,836	$42,797
Net income	$153	$26	$1,096	$1,286
Net income attributable to Magna International Inc.	$146	$9	$1,009	$1,213

Earnings per Common Share attributable to Magna International Inc.
Basic	$0.52	$0.03	$3.52	$4.24
Diluted	$0.52	$0.03	$3.52	$4.23
Cash dividends paid per Common Share	$0.485	$0.475	$1.90	$1.84

Financial Position Data (end of period):
Cash and equivalents	$1,059	$1,517	$1,247	$1,198
Working capital (1)	$731	$1,240	$1,021	$803
Total assets	$32,074	$32,678	$31,039	$32,255

Financing Resources Liabilities
Short-term borrowings	$614	$838	$271	$511
Long-term debt due within one year	$1,005	$824	$708	$819
Long-term debt	$3,892	$4,549	$4,134	$4,175
Current portion of operating lease liabilities	$305	$306	$293	$399
Operating lease liabilities	$1,742	$1,407	$1,662	$1,319

	$7,558	$7,924	$7,068	$7,223
Non-controlling interests	$426	$403	$418	$393
Shareholders’ equity	$11,740	$11,521	$11,522	$11,884

Total capitalization	$19,724	$19,848	$19,008	$19,500

(1)	Working capital represents current assets less current liabilities as presented in our consolidated balance sheet.

	Three Months Ended March 31,		Year Ended December 31,
	2025	2024	2024	2023
	(in millions)		(in millions)
Other financial information:
Adjusted EBIT (1)	$354	$469	$2,329	$2,238
EBITDA (2)	$723	$846	$3,839	$3,674
Cash from operations before change in working capital (3)	$547	$591	$2,953	$2,928

(1)	Adjusted EBIT is calculated by taking our Net income and adding back Amortization of acquired intangible assets, Interest expense, net, Other (income) expense, net, and Income taxes.
(2)	EBITDA is calculated by taking our Adjusted EBIT and adding back Depreciation.
(3)	Cash from operations before change in working capital is calculated by taking our Cash provided from operating activities and deducting changes in operating assets and liabilities.

	Twelve Months Ended March 31,		Year Ended December 31,
	2025	2024	2024	2023
	(in millions)		(in millions)
Other financial information:
Adjusted Debt (end of period) (1)	$7,685	$8,049	$7,195	$7,348
Adjusted EBITDA (2)	$4,001	$4,067	$4,108	$3,965
Adjusted Debt to Adjusted EBITDA ratio	$1.92x	$1.98x	1.75x	1.85x

(1)	Adjusted Debt is calculated by taking our long and short term debt and operating lease liabilities and adding pension obligations and certain other Moody’s adjustments.
(2)

Adjusted EBITDA is calculated by taking our EBITDA and adding back lease adjustment and interest income, and adding adjustments relating to cash portion of Other expense, net and pension obligation expenses. In each case, such adjustments reflect a methodology for calculating such ratios used by Moody’s and might not be comparable to similar financial measures disclosed by other issuers.

The following tables present reconciliations of Adjusted EBIT, EBITDA and Adjusted EBITDA to Net income, Adjusted Debt to GAAP Debt and Cash from operations before change in working capital to Cash provided from operating activities, which are, in each case, the most directly comparable GAAP financial measures.

	Three Months Ended March 31,		Year Ended December 31,
	2025	2024	2024	2023
	(in millions)		(in millions)
Reconciliation of Adjusted EBIT and EBITDA to Net Income
Net income	$153	$26	$1,096	$1,286
Amortization of acquired intangible assets	$26	$28	$112	$88
Interest expense, net	$50	$51	$211	$156
Other expense, net	$53	$356	$464	$388
Income taxes	$72	$8	$446	$320

Adjusted EBIT	$354	$469	$2,329	$2,238

Depreciation	$369	$377	$1,510	$1,436

EBITDA	$723	$846	$3,839	$3,674

	As of March 31,		As of December 31,
	2025	2024	2024	2023
	(in millions)		(in millions)
Reconciliation of Adjusted Debt to GAAP Debt
Debt (GAAP)	$5,511	$6,211	$5,113	$5,505
Operating lease liabilities	$2,047	$1,713	$1,955	$1,718
Pension adjustment (1)	$127	$125	$127	$125

Adjusted Debt	$7,685	$8,049	$7,195	$7,348

(1)

The pension adjustment figures included in the as of March 31, 2025 and March 31, 2024 Adjusted Debt calculations are based on the figures for the years ended December 31, 2024 and December 31, 2023, respectively, disclosed in the notes to our audited consolidated financial statements. Pension adjustment consists of liability portion of defined benefit pension plan amounts recorded in our consolidated balance sheet.

	Twelve Months Ended March 31,		Twelve Months Ended December 31,
	2025	2024	2024	2023
	(in millions)		(in millions)
Reconciliation of Adjusted EBITDA to Net Income
Net income	$1,223	$1,095	$1,096	$1,286
Amortization of acquired intangible assets	$110	$104	$112	$88
Interest expense, net	$210	$187	$211	$156
Other expense, net	$161	$602	$464	$388
Income taxes	$510	$270	$446	$320

Adjusted EBIT	$2,214	$2,258	$2,329	$2,238

Depreciation	$1,502	$1,460	$1,510	$1,436
EBITDA	$3,716	$3,718	$3,839	$3,674

Lease adjustment (1)	$410	$353	$410	$353
Interest income (1)	$98	$86	$98	$86
Cash portion of other expenses	$(203)	$(94)	$(219)	$(152)
Pension adjustment (1)(2)	$(20)	$4	$(20)	$4

Adjusted EBITDA	$4,001	$4,067	$4,108	$3,965

Adjusted Debt / Adjusted EBITDA	1.92x	1.98x	1.75x	1.85x

(1)

The lease adjustment, interest income and pension adjustment figures included in the twelve months ended March 31, 2025 and March 31, 2024 Adjusted EBITDA calculations are based on the figures for the years ended December 31, 2024 and December 31, 2023, respectively, disclosed in the notes to our audited consolidated financial statements.

(2)	Pension adjustment calculated as Net Periodic Pension Benefit Cost less Current Service Cost for defined benefit pension plans.

	Three Months Ended March 31,		Year Ended December 31,
	2025	2024	2024	2023
	(in millions)		(in millions)
Reconciliation of Cash from operations before change in working capital to Cash provided from operating activities
Cash provided from operating activities	$77	$261	$3,634	$3,149
Change in operating assets and liabilities	$470	$330	$(681)	$(221)

Cash from operations before change in working capital	$547	$591	$2,953	$2,928

RISK FACTORS

Investing in the notes involves a high degree of risk. In addition to the other information contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and in the accompanying prospectus, you should consider carefully the information set forth under “Section 5—Risk Factors” in our Annual Information Form, and in our Annual MD&A and Interim MD&A, each of which is incorporated by reference in this prospectus supplement and the accompanying prospectus as well as the following factors relating to us and the notes before making an investment in the notes offered hereby. If any of the following events actually occur, our business, results of operations, financial condition, cash flows or prospects could be materially adversely affected, which in turn could adversely affect the trading price of the notes. You may lose all or part of your original investment.

We conduct a majority of our operations through our subsidiaries; the notes are effectively junior to the existing and future liabilities of our subsidiaries and to our secured debt to the extent of the assets securing the same.

The notes are the Company’s obligations exclusively and are not guaranteed by any of our subsidiaries. We conduct a majority of our operations through our subsidiaries and substantially all of our revenues are generated by our subsidiaries. Accordingly, our ability to service our debt, including the notes, depends on the results of operations of our subsidiaries and upon the ability of such subsidiaries to provide us with cash, whether in the form of dividends, loans or otherwise, to pay amounts due on our obligations, including the notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the notes or to make any funds available for that purpose. In addition, dividends, loans or other distributions to us from such subsidiaries may be subject to contractual and other restrictions and are subject to other business considerations.

As a holder of equity of our subsidiaries, our right to receive any assets of any of our subsidiaries upon their bankruptcy, liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors. The indenture does not limit the amount of indebtedness or other liabilities that our subsidiaries may incur. At March 31, 2025, on a consolidated basis, we had outstanding approximately $19.908 billion of indebtedness and other liabilities, substantially all of which were indebtedness and other liabilities of our subsidiaries to which the notes would have been structurally subordinated.

The notes are our unsecured obligations and will rank equally in right of payment with all of our other existing and future unsecured, unsubordinated obligations. The notes are not secured by any of our assets. Claims of secured lenders with respect to assets securing their loans will be prior to any claim of the holders of the notes with respect to those assets. As of the date of this prospectus supplement, we had no secured debt outstanding.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our indebtedness.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the notes, depends on our future performance, which is subject in part to our customers’ production volumes, as well as economic, financial, competitive and other factors both within and beyond our control. Some of these risks and uncertainties are described in our Annual Information Form under “Section 5—Risk Factors,” in our Annual MD&A and Interim MD&A and under the caption “Forward-Looking Statements” in this prospectus supplement and in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt or make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

The notes do not restrict our ability to incur additional debt or prohibit us from taking other action that could negatively impact holders of the notes.

We are not restricted under the terms of the indenture or the notes from incurring additional indebtedness. The terms of the indenture limit our ability to secure additional debt without also securing the notes and to enter into sale and leaseback transactions. However, these limitations are subject to significant exceptions. See “Description of the Notes—Covenants Applicable to the Notes” in this prospectus supplement. In addition, the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt, secure existing or future debt or take a number of other actions that are not limited by the terms of the indenture and the notes, including repurchasing subordinated indebtedness or common stock or to transfer assets to our parent if we were to form a holding company, could have the effect of diminishing our ability to make payments on the notes when due, causing a loss in the trading value of your notes, if any, and increasing the risk that the credit rating of the notes is lowered or withdrawn.

We may not have sufficient cash to repurchase the notes upon the occurrence of a “Change of Control Triggering Event.”

Upon the occurrence of a Change of Control Triggering Event as described under “Description of the Notes—Offer to Repurchase upon Change of Control Triggering Event,” we will be required to offer to repurchase all the notes at a purchase price of 101% of the principal amount of the notes to be repurchased plus accrued and unpaid interest to, but excluding, the date of repurchase. We may not, however, have sufficient cash at that time or have the ability to arrange necessary financing on acceptable terms to repurchase the notes under such circumstances. If we are unable to repurchase the notes upon the occurrence of a Change of Control Triggering Event, it would result in an event of default under the indenture. A default under the indenture could also lead to a default under the agreements governing our existing or future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes.

We cannot assure you that an active trading market will develop for the notes.

The notes are a new issue of securities for which there is currently no established trading market. We do not intend to apply for listing of the notes on any securities exchange or to arrange for quotation on any interdealer quotation system. We have been informed by the underwriters that they intend to make a market in the notes after the offering is completed. However, the underwriters may cease their market-making at any time without notice. In addition, the liquidity of any trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for the notes. If an active trading market does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected. In that case you may not be able to sell your notes at a particular time or you may not be able to sell your notes at a favorable price.

Ratings of the notes may not reflect all risks of an investment in the notes.

The notes will be rated by at least one nationally recognized statistical rating organization. Any rating is not a recommendation to purchase, sell or hold any particular security, including the notes. These ratings do not comment as to market price or suitability for a particular investor. In addition, ratings at any time may be lowered or withdrawn in their entirety. The ratings of the notes may not reflect the potential impact of all risks related to structure and other factors on any trading market for, or trading values of, your notes.

Our management will have broad discretion in allocating the net proceeds of this offering.

Our management has significant flexibility in applying the net proceeds we expect to receive in this offering. We intend to use the net proceeds from this offering for general corporate purposes, which may include the repayment of our existing indebtedness. Because the net proceeds are not required to be allocated to any specific investment or transaction, you cannot determine at this time the value or propriety of our application of the proceeds, and you may not agree with our decisions. In addition, our use of the proceeds from this offering may not yield a significant return or any return at all. The failure by our management to apply these funds effectively could have a negative impact on our business, results of operations or financial condition. See “Use of Proceeds.”

An increase in market interest rates could result in a decrease in the value of the notes.

In general, as market interest rates rise, notes bearing interest at a fixed rate generally decline in value because the premium, if any, over market interest rates will decline. Consequently, if you purchase notes and market interest rates increase, the market values of your notes may decline. We cannot predict the future level of market interest rates.

If you are able to resell your notes, many other factors may affect the price you receive, which may be lower than you believe to be appropriate.

If you are able to resell your notes, the price you receive will depend on many other factors that may vary over time, including:

•	our financial performance;

•	the amount of indebtedness we have outstanding;

•	the market for similar securities;

•	market interest rates;

•	the liquidity of the market in which the notes trade;

•	the redemption and repayment features of the notes to be sold;

•	the time remaining to maturity of your notes; and

•	the ratings assigned to the notes or any other of our indebtedness by any credit rating agencies.

As a result of these factors, you may be able to sell your notes only at prices below those you believe to be appropriate, including prices below the price you paid for them.

U.S. investors in the notes may have difficulty enforcing civil liabilities.

We are a corporation existing under the laws of the Province of Ontario. A majority of our directors and executive officers, and some of the experts named in this document, are resident outside the United States, and a majority of our assets and a majority of the assets of such persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon such persons to enforce against them judgments of the courts of the United States predicated upon, among other things, the civil liability provisions of the federal securities laws of the United States. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions located outside the United States, among other things, civil liabilities predicated upon such securities laws.

EARNINGS COVERAGE RATIOS

The following earnings coverage ratios have been prepared in accordance with Canadian securities law requirements and are included in this prospectus supplement in accordance with Canadian disclosure requirements, including Item 6 of Form 44-101F1—Short Form Prospectus.

Based on GAAP, our interest requirements on all indebtedness amounted to approximately $309 million for the twelve months ended December 31, 2024 and approximately $301 million for the twelve months ended March 31, 2025. Reported net income attributable to Magna International Inc., before interest on debt and income taxes, was $1.764 billion for the twelve months ended December 31, 2024 and $1.957 billion for the twelve months ended March 31, 2025, which was approximately 5.7 and 6.5 times our interest requirements for the respective twelve-month periods.

After giving effect to (i) the offering of the notes under this prospectus supplement and (ii) the EUR Offering as if each offering had occurred on the first day of such twelve-month period respectively, based on GAAP, our interest requirements on all indebtedness would have amounted to approximately $355 million for the twelve months ended December 31, 2024 and approximately $347 million for the twelve months ended March 31, 2025. Our reported net income, before interest on debt and income taxes, for the twelve months ended December 31, 2024 and March 31, 2025 set forth above would have been approximately 5.0 and 5.6 times our interest requirements for the respective twelve-month periods.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $396.0 million, and the net proceeds from the EUR Offering will be approximately €568.3 million, in each case after deducting the underwriting discount and our estimated expenses of the offering. We intend to use the net proceeds of this offering, together with the proceeds of the EUR Offering, for general corporate purposes, which may include the repayment of our existing indebtedness.

Certain of the underwriters and their affiliates may hold some of our existing indebtedness. Accordingly, certain of the underwriters and/or their affiliates may receive a portion of the net proceeds of this offering to the extent we use a portion of such proceeds to repay our existing indebtedness. See “Underwriting.”

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as at March 31, 2025, on a historical basis and as adjusted to give effect to the offering of the notes and the offering of notes in the EUR Offering, as described under “Summary—Recent Developments” (but does not give effect to any repayment of our existing indebtedness). See “Use of Proceeds.” This table should be read in conjunction with our unaudited interim consolidated financial statements for the three-month period ended March 31, 2025 and the related notes thereto, incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As at March 31, 2025
	Actual	As Adjusted
	(in millions)
Cash and cash equivalents	$1,059	$2,096	(1)
Debt:
Short-term borrowing	$614	$614
Long-term debt due within one year	$1,005	$1,005
Long-term debt	$3,892	$3,892
Current portion of operating lease liabilities	$305	$305
Operating lease liabilities	$1,742	$1,742
Notes offered hereby	$—	$400
Notes offered in EUR Offering(1)	$—	$648

Total debt	$7,558	$8,606
Shareholders’ equity	$11,740	$11,740
Non-controlling interests	$426	$426

Total capitalization	$19,724	$20,772

(1)	Based on the euro/U.S. dollar exchange rate as of May 9, 2025. On May 9, 2025, the euro/U.S. dollar rate of exchange was €1.00/$1.1270, as announced by the U.S. Federal Reserve Board.

DESCRIPTION OF THE NOTES

For purposes of the accompanying prospectus, the notes are “debt securities.” We refer you to the “Description of the Debt Securities” in the accompanying prospectus, which you should read carefully. The following description of the particular terms of the notes offered by this prospectus supplement supplements, and to the extent inconsistent with the description in the accompanying prospectus replaces, that description. The notes will be issued under a base indenture, dated as of June 16, 2014 (the “base indenture”), between us and The Bank of New York Mellon (the “trustee”), as supplemented by a tenth supplemental indenture, to be dated as of May 22, 2025, establishing the terms of the notes. We refer to the base indenture, as so supplemented, as the “indenture.” The following summary of certain provisions of the indenture and the notes does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the indenture and the notes.

Except as otherwise defined in this prospectus supplement, capitalized definitional terms used in this prospectus supplement have the meanings specified in the accompanying prospectus. The notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, The Depository Trust Company, or DTC, as the depository, and registered in the name of the depository’s nominee. See “Forms of the Debt Securities” and “Book-Entry Procedures and Settlement” in the accompanying prospectus. As used in this section, “we,” “our,” “us” and “the Company” refer to Magna International Inc. and not to its subsidiaries.

General

The notes will mature on June 1, 2035. We will issue the notes in an initial aggregate principal amount of $400,000,000. If any interest payment date or the maturity date or any date of earlier redemption or repayment for the notes falls on a day that is not a business day, the related payment will be made on the next business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next business day. As used in this prospectus supplement, “business day” means any day, other than a Saturday or a Sunday that is not a day on which banking institutions or trust companies are generally authorized or required by law, regulation or executive order to close in The City of New York.

The notes are issuable only in registered form without coupons in denominations of $2,000 and any integral multiples of $1,000 in excess thereof.

We may, without the consent of the holders of the notes, “reopen” the notes and issue additional debt securities that have the same terms as the notes being offered by this prospectus supplement (except for the issue date and, in some cases, the public offering price and the first interest payment date). These additional debt securities, together with the notes being offered by this prospectus supplement, would constitute a single series of debt securities under the indenture; provided that if any such additional notes are not fungible with the notes initially offered hereby for U.S. federal income tax purposes, such additional notes will have one or more separate CUSIP or ISIN numbers.

The notes will be our senior unsecured obligations and will rank equally with all our existing and future senior unsecured obligations. The notes will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries and will be effectively subordinated to any secured indebtedness and other liabilities of ours to the extent of the assets securing the same. At March 31, 2025, on a consolidated basis, we had outstanding approximately $19.908 billion of indebtedness and other liabilities, substantially all of which were indebtedness and other liabilities of our subsidiaries to which the notes would have been structurally subordinated. As of the date of this prospectus supplement, we had no secured debt outstanding.

At the time of repayment of the notes, whether at maturity, or upon earlier repayment or redemption as described below, we may designate one or more of our subsidiaries to acquire the notes for its own account and to pay to holders a cash purchase price for the notes that is equal to the amounts otherwise due upon maturity or such earlier repayment or redemption. Notwithstanding the foregoing, we will remain the sole obligor under the notes and holders will continue to be entitled to look solely to us for payment of all amounts due under the notes. For greater certainty, in addition to the foregoing, either we or one or more of our subsidiaries may also purchase outstanding notes at any time and from time to time at prevailing market prices or at such price as the holder of the notes being purchased may agree.

Interest

The notes will bear interest at a rate of 5.875% per year. Interest will accrue from May 22, 2025. Interest is payable semi-annually on June 1 and December 1 of each year to the holders of record at the close of business on May 15 or November 15 (whether or not that date is a business day), as the case may be, immediately preceding such interest payment date. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. The first interest payment date will be December 1, 2025.

Optional Redemption

Prior to March 1, 2035 (three months prior to the maturity date of the notes) (the “Par Call Date”), we may redeem the notes at our option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

(1)

(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 25 basis points less (b) interest accrued to the date of redemption, and

(2)	100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest on the notes being redeemed thereon to, but excluding, the redemption date.

On or after the Par Call Date, we may redeem the notes , in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest on the notes being redeemed to, but excluding, the redemption date.

“Treasury Rate” means, with respect to any redemption date, the yield determined by the Company in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Company shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields—one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life—and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, the Company shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

The Company’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any optional redemption as described in the preceding paragraphs will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

In the case of a partial redemption, the notes to be redeemed will be selected according to the applicable procedures of DTC (or the relevant depositary), in the case of notes represented by a global note, or, in the case of notes in certificated form, the trustee will select the notes to be redeemed on a pro rata basis, by lot or by such other method as the trustee in its sole discretion deems appropriate and fair. No notes of a principal amount of $2,000 or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption that relates to the note will state the portion of the principal amount of the note to be redeemed. A new note in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon surrender for cancellation of the original note. For so long as the notes are held by DTC (or another depositary), the redemption of the notes shall be done in accordance with the policies and procedures of the depositary.

Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Payment of Additional Amounts

All payments made by or on behalf of us under or with respect to the notes shall be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Canadian Taxes”), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the notes, then, subject to the provisions of the indenture described in the immediately following paragraph, we will pay to each holder or beneficial owner of the notes as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each such holder or beneficial owner after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder or beneficial owner would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a holder or beneficial owner of notes:

(1)	with which we do not deal at arm’s length (for the purposes of the Income Tax Act (Canada) (the “Tax Act”)) at the time of the making of such payment;

(2)

which is subject to such Canadian Taxes by reason of the holder or beneficial owner of notes being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the notes or the receipt of payments thereunder;

(3)

which is subject to such Canadian Taxes by reason of the failure of the holder or beneficial owner of the notes to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes;

(4)	which is subject to any estate, inheritance, gift, sales, transfer, capital gains, excise or personal property or similar tax, assessment or governmental charge;

(5)

which is subject to any Canadian Taxes that are imposed with respect to any payment on a note to any holder or beneficial owner who is a fiduciary, partnership, limited liability company or any person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or limited liability company or the beneficial owner of such payment would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual holder or beneficial owner of such note;

(6)	who is a “specified shareholder” of ours or who does not deal at arm’s length with a “specified shareholder” of ours as defined in subsection 18(5) of the Tax Act;

(7)

which is subject to any tax, assessment, withholding or deduction required by sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), any current or future Treasury Regulations or rulings promulgated thereunder, any law, regulation or other official guidance enacted in any jurisdiction implementing FATCA, any intergovernmental agreement between the United States and any other jurisdiction to implement FATCA, or any agreement with the U.S. Internal Revenue Service (“IRS”) under FATCA;

(8)	which is subject to such taxes by reason of the holder or beneficial owner of the notes being an entity in respect of which the Company is a “specified entity” as defined in the Tax Act; or

(9)	which is subject to Canadian Taxes by reason of any combination of (1) through (8) above.

No Additional Amounts will be payable under the provisions above in respect of any notes in excess of the Additional Amounts which would be required to be paid if, at all relevant times, the holder or beneficial owner of such notes were a resident of the United States for purposes of and was entitled to the benefits of the Canadian-U.S. Income Tax Convention (1980), as amended, including any existing protocols thereto. As a result of the limitation on the payment of Additional Amounts discussed above, the Additional Amounts received by certain holders or beneficial owners of the notes may be less than the amount of Canadian Taxes withheld or deducted or the amount of Canadian Taxes (and related amounts) levied or imposed giving rise to the obligation to pay the Additional Amounts and, accordingly, the net amount received by such holders or beneficial owners of the notes will be less than the amount such holders or beneficial owners would have received had there been no such withholding or deduction in respect of Canadian Taxes or had such Canadian Taxes (and related amounts) not been levied or imposed.

As soon as practicable after we pay the amount withheld or deducted to the relevant governmental authority in accordance with applicable law, we will provide the trustee with official receipts or other documentation satisfactory to the trustee evidencing the payment of the Canadian Taxes with respect to which Additional Amounts are paid.

We will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise from the execution, delivery, enforcement or registration of the notes, the indenture or any other document or instrument in relation thereof, or the receipt of any payments with respect to the notes.

Wherever in this “Description of the Notes” or in the accompanying prospectus under the caption “Description of the Debt Securities” there is mentioned, in any context, the payment of principal (and premium, if any), interest, if any, or any other amount payable under or with respect to a note, such mention will be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The foregoing obligations will survive termination, defeasance or discharge of the indenture.

Optional Tax Redemption

We may redeem the notes at our option, at any time as a whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to, but excluding, the date fixed for redemption, upon the giving of a notice as described below, if we determine that:

(1)

as a result of (A) any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or (B) any change in the official position regarding the application or interpretation of such laws, regulations or rulings by any legislative body, court, governmental agency or regulatory authority (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of this prospectus supplement, we have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to the notes to any holder or beneficial owner thereof; or

(2)

on or after the date of this prospectus supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in Canada, including any of those actions specified in (1), whether or not such action was taken or such decision was rendered with respect to us, or any change, amendment, application or interpretation has been officially proposed, which, in any such case, will result in us becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to the notes, and, in any such case, we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us.

In the event that we elect to redeem the notes pursuant to the provisions set forth in the preceding paragraph, we will deliver to the trustee an opinion of independent legal counsel of recognized standing stating that we would be obligated to pay Additional Amounts as a result of a change in tax laws or regulations or the application or interpretation of such laws or regulations.

Notice of intention to redeem the notes as described above will be given to the holders not more than 45 nor less than 15 days prior to the date fixed for redemption and such notice shall state, in addition to the other matters required by the indenture, the redemption date.

No Sinking Fund

The notes will not be entitled to any sinking fund.

Offer to Repurchase Upon Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event with respect to the notes, unless we have exercised our right to redeem the notes in whole as described under “—Optional Redemption” or “—Optional Tax Redemption” above by giving irrevocable notice of redemption to the holders in accordance with the indenture, each holder of notes will have the right to require us to purchase all or a portion of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of purchase (the “Change of Control Payment”).

Within 30 days following the date upon which the Change of Control Triggering Event occurs or, at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, we will be required to give a notice to each holder of notes, with a copy to the trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is given, other than as may be required by law (the “Change of Control Payment Date”). The notice, if given prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the occurrence of a Change of Control Triggering Event on or prior to the Change of Control Payment Date. Holders of notes electing to have notes purchased pursuant to a Change of Control Offer will be required to surrender their notes, in the case of notes in certificated form, to the paying agent at the address specified in the notice, or, in the case of notes in global form, to surrender their notes by book-entry transfer in accordance with the applicable procedures of the depositary, prior to the close of business on the third business day prior to the Change of Control Payment Date.

On the Change of Control Payment Date, we will, to the extent lawful:

•	accept or cause a third party to accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•

at or prior to 10:00 a.m., New York City time, deposit or cause a third party to deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•

deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being repurchased.

We will not be required to make a Change of Control Offer with respect to the notes if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and such third party purchases all the notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any notes if there has occurred and is continuing on the Change of Control Payment Date an event of default under the indenture, other than a default in the payment of the Change of Control Payment on the Change of Control Payment Date.

We must comply in all material respects with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the notes, we will be required to comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the notes by virtue of any such conflict.

For purposes of the foregoing discussion of a Change of Control Offer, the following definitions are applicable:

“Change of Control” means the occurrence of any of the following after the date of issuance of the notes:

(1)

the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all our assets and the assets of our subsidiaries taken as a whole to any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act) other than to us or one of our subsidiaries;

(2)

the consummation of any transaction (including, without limitation, any merger, amalgamation or consolidation) the result of which is that any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act) (other than Magna International or one of its subsidiaries) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of our Voting Stock representing a majority of the voting power of our outstanding Voting Stock;

(3)

we consolidate or amalgamate with, or merge with or into, any Person, or any Person consolidates with, or merges or amalgamates with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or Voting Stock of such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where our Voting Stock outstanding immediately prior to such transaction constitutes, or is converted into or exchanged for, Voting Stock representing a majority of the voting power of the Voting Stock of the surviving Person immediately after giving effect to such transaction; or

(4)	the adoption by our shareholders of a plan relating to our liquidation or dissolution.

Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control under clause (2) above if (1) we become a direct or indirect wholly-owned subsidiary of a holding company and (2)(A) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (B) immediately following that transaction no person (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company.

“Change of Control Triggering Event” means the notes cease to be rated Investment Grade by each of the Rating Agencies on any date during the period (the “Trigger Period”) commencing 60 days prior to the first public announcement by us of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended following consummation of a Change of Control for so long as any of the Rating Agencies has publicly announced that it is considering a possible ratings change). However, a Change of Control Triggering Event otherwise arising by virtue of a particular reduction in rating shall be deemed not to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Change of Control Triggering Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Change in Control Triggering Event). If a Rating Agency is not providing a rating for the notes at the commencement of any Trigger Period, the notes will be deemed to have ceased to be rated Investment Grade by such Rating Agency during that Trigger Period.

Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s) and a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P), and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us under the circumstances permitting us to select a replacement rating agency and in the manner for selecting a replacement rating agency, in each case as set forth in the definition of “Rating Agency.”

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Person” means any individual, corporation, partnership, limited liability company, business trust, association, joint-stock company, joint venture, trust, incorporated or unincorporated organization or other entity or government or any agency or political subdivision thereof.

“Rating Agency” means each of Moody’s and S&P; provided, that if any of Moody’s or S&P ceases to provide rating services to issuers or investors, we may appoint another “nationally recognized statistical rating organization” as defined under Section 3(a)(62) of the Exchange Act as a replacement for such Rating Agency; provided, that we shall give notice of such appointment to the trustee.

“S&P” means S&P Global Ratings Services, a division of S&P Global Inc., and its successors.

“Voting Stock” of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such Person.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” the properties or assets of Magna International and its subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise, established definition of the phrase under applicable law. Accordingly, the applicability of the requirement that we offer to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all the assets of Magna International and its subsidiaries taken as a whole to another “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act) may be uncertain.

Covenants Applicable to the Notes

The following covenants will be applicable to the notes.

Restrictions on Secured Debt

We may not, and may not permit our restricted subsidiaries to, create, assume, or guarantee any indebtedness for borrowed money secured by mortgages, pledges, liens, encumbrances, conditional sale or title retention agreements or other security interests, which we refer to collectively as security interests, on any principal properties or any shares of capital stock or other equity interests or indebtedness (held as an asset) of any of our restricted subsidiaries without making effective provision for securing the notes equally and ratably with the secured debt. Notwithstanding this limitation on secured debt, we and our restricted subsidiaries may have debt secured by:

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(a) any security interest on any property hereafter acquired or constructed by us or a restricted subsidiary (including any improvement on an existing property) to secure or provide for the payment of all or any part of the purchase price or construction cost of such property, including, but not limited to, any indebtedness incurred by us or a restricted subsidiary prior to, at the time of, or within 365 days after the later of the acquisition, the completion of construction (including any improvements on an existing property) or the commencement of commercial operation of such property, which indebtedness is incurred for the purpose of financing or refinancing all or any part of the purchase price thereof or construction or improvements thereon; or (b) any security interest upon property existing at the time of acquisition thereof, whether or not assumed by us or such restricted subsidiary; or (c) any security interest existing on the property or on the outstanding shares of capital stock or other equity interests or indebtedness of a person at the time such person or an affiliate of such person shall become a restricted subsidiary (including any such security interest to secure or provide for the payment of all or any part of the purchase price of or consideration for any such transaction); or (d) a security interest on property or shares of capital stock or other equity interests in or indebtedness of a person existing at the time such person or an affiliate of such person is merged into or consolidated or amalgamated with us or a restricted subsidiary or at the time of a sale, lease or other disposition of the properties of a person as an entirety or substantially as an entirety to us or a restricted subsidiary (including any such security interest to secure or provide for the payment of all or any part of the purchase price of or consideration for any such merger, consolidation, amalgamation, lease or other acquisition); provided, however, that no such security interest shall extend to any other principal property of ours or such restricted subsidiary prior to such acquisition or to the other principal property thereafter acquired other than additions or improvements to such acquired property;

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security interests in property of ours or a restricted subsidiary in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any State thereof, or in favor of Canada or any province thereof, or any other country, or any department, agency or instrumentality or political subdivision of Canada or any province thereof or such other country (including, without limitation, security interests to secure indebtedness of the pollution control or industrial revenue bond type), in order to permit us or a restricted subsidiary to perform any contract or subcontract made by us or it with or at the request of any of the foregoing, or to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such security interests;

•	any security interest existing at the date of original issuance of the notes;

•	any security interest on any property or assets of any restricted subsidiary to secure indebtedness owing by it to us or to a restricted subsidiary;

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mechanics’, materialmen’s, carriers’ or other like liens arising in the ordinary course of business (including construction of facilities) in respect of obligations which are not due or which are being contested in good faith;

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any security interest arising by reason of deposits with, or the giving of any form of security to, any governmental agency or any body created or approved by law or governmental regulations, which is required by law or governmental regulation as a condition to the transaction of any business, or the exercise of any privilege, franchise or license;

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security interests for taxes, assessments or governmental charges or levies not yet delinquent, or the security interests for taxes, assessments or government charges or levies already delinquent but the validity of which is being contested in good faith;

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security interests (including judgment liens) arising in connection with legal proceedings so long as such proceedings are being contested in good faith and, in the case of judgment liens, execution thereon is stayed;

•	landlords’ liens on fixtures located on premises leased by us or a restricted subsidiary in the ordinary course of business; or

•	any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any security interest permitted by the indenture.

In addition to these exceptions, we or a restricted subsidiary may issue, assume or guarantee other secured debt without securing the notes if the total amount of secured debt outstanding (not including secured debt permitted by the exceptions set forth in the bullets above) and the aggregate value of sale and leaseback transactions (not including sale and leaseback transactions the proceeds of which have been applied in accordance with the last sentence under “—Restrictions on Sale and Leaseback Transaction” below) at the time does not exceed 10% of Consolidated Shareholders’ Equity, determined as of a date not more than 90 days prior thereto.

“Consolidated Shareholders’ Equity” means, at any date, our shareholders’ equity and that of our consolidated subsidiaries determined on a consolidated basis as of such date in accordance with United States generally accepted accounting principles; provided that, our consolidated shareholders’ equity and that of our consolidated subsidiaries is to be calculated without giving effect to (i) the application of ASC 715-Compensation-Retirement Benefits or (ii) the cumulative foreign currency translation adjustment. The term “consolidated subsidiary” means, as to any person, each subsidiary of such person (whether now existing or hereafter created or acquired) the financial statements of which shall be (or should have been) consolidated with the financial statements of such person in accordance with United States generally accepted accounting principles.

The term “value” means as at any particular time with respect to a sale and leaseback transaction, an amount equal to the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended). For purposes of the foregoing, “net rental payments” under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments or similar charges.

Restrictions on Sale and Leaseback Transactions

We and our restricted subsidiaries may not engage in sale and leaseback transactions (excluding such transactions between us and our restricted subsidiaries or between our restricted subsidiaries) whereby a principal property that is owned by us or one of our restricted subsidiaries and that has been in full operation for more than 365 days is sold or transferred with the intention of taking back a lease of such property (except a lease for a term of no more than three years entered into with the intent that the use by us or such restricted subsidiary of such property will be discontinued on or before the expiration of such term).

The sale and leaseback of a principal property is not prohibited, however, if we and the applicable restricted subsidiary would be permitted under the indenture to incur secured debt equal in amount to the amount realized or to be realized upon the sale or transfer secured by a lien on the principal property to be leased without equally and ratably securing the notes. We and our restricted subsidiaries may also engage in an otherwise prohibited sale and leaseback transaction if an amount equal to the value of the principal property so leased is applied, subject to credits for delivery by us to the trustee for cancellation of debt securities issued under the base indenture (including the notes) we have previously purchased or otherwise acquired and specified voluntary redemptions of debt securities issued under the base indenture (including the notes), to the retirement (other than mandatory retirement), within 365 days of the effective date of the arrangement, of indebtedness for borrowed money incurred or assumed by us or a restricted subsidiary, as shown on our most recent consolidated balance sheet and, in the case of our indebtedness, the indebtedness is not subordinated to the notes.

Restrictions on Transfer of Principal Properties to Some Subsidiaries

The indenture provides that, so long as the notes are outstanding, we will not, and will not cause or permit any of our restricted subsidiaries to, transfer (whether by merger, consolidation, amalgamation or otherwise) principal property that has a gross book value (without deduction for any depreciation reserves) at the date as of which the determination is being made in excess of two percent of the consolidated net tangible assets of us and our restricted subsidiaries to any unrestricted subsidiary, unless we or a restricted subsidiary shall apply within one year after the effective date of the transaction, or shall have committed within one year of the effective date to apply, an amount equal to the fair value of the principal property at the time of transfer:

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to the acquisition, construction, development or improvement of properties, facilities or equipment which are, or upon the acquisition, construction, development or improvement will be, a principal property or properties or a part thereof;

•	to the redemption of debt securities issued under the base indenture (including the notes);

•	to the repayment of indebtedness for borrowed money of us or any of our restricted subsidiaries, other than any indebtedness owed to any restricted subsidiary or our subordinated indebtedness; or

•	in part to an acquisition, construction, development or improvement and in part to redemption and/or repayment, in each case as described above.

The fair value of any principal property for purposes of this paragraph will be as determined by our board of directors or an authorized committee thereof. In lieu of applying all or any part of any amount to redemption of debt securities issued under the base indenture, we may, within one year of the transfer, deliver to the trustee under the indenture debt securities of any series, other than debt securities made the basis of a reduction in a mandatory sinking fund payment, for cancellation and thereby reduce the amount to be applied to the redemption of debt securities by an amount equivalent to the aggregate principal amount of the debt securities so delivered.

Certain Definitions

The following are the meanings of terms that are important in understanding the covenants previously described:

“person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or other entity or government or any agency or political subdivision thereof.

“principal property” means any manufacturing plant, warehouse, office building or parcel of real property located in Canada, the United States, its territories and possessions, Puerto Rico or Mexico, including fixtures and manufacturing machinery and equipment but excluding leases and other contract rights which might otherwise be deemed real property, owned by us or any restricted subsidiary, whether owned on the date of original issuance of the notes or thereafter, other than such plant, warehouse, office building or parcel of real property or portion thereof (including fixtures and manufacturing machinery and equipment) which, in the opinion of our board of directors or an authorized committee thereof (evidenced by a certified board resolution thereof delivered to the trustee), is not of material importance to the business conducted by us and our restricted subsidiaries taken as a whole.

“restricted subsidiary” means any subsidiary other than an unrestricted subsidiary, and any subsidiary which is an unrestricted subsidiary but which is designated by our board of directors to be a restricted subsidiary. Our board of directors may not designate any subsidiary to be a restricted subsidiary if we would thereby breach any covenant or agreement contained in the indenture, assuming for the purpose of determining whether such a breach would occur that any secured debt of that subsidiary was incurred at the time of the designation and that any sale and leaseback transaction to which the subsidiary is then a party was entered into at the time of the designation.

“secured debt” means indebtedness for money borrowed that is secured by a security interest in (a) any principal property or (b) any shares of capital stock or other equity interests or indebtedness (held as an asset) of any restricted subsidiary.

“subsidiary” means any person of which we, or we and one or more of our subsidiaries, or any one or more subsidiaries, directly or indirectly own more than 50% of the voting stock or other voting equity interests of such person and that, by virtue of such ownership, is controlled by us or by us and one or more of our subsidiaries or any one or more subsidiaries. For purposes of the foregoing, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person.

“unrestricted subsidiary” means:

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any subsidiary acquired or organized after the date of original issuance of the notes, other than any subsidiary acquired or organized after that date that is a successor, directly or indirectly, to any restricted subsidiary (whether by merger, consolidation or amalgamation of such restricted subsidiary with, or transfer of all or substantially all assets of such restricted subsidiary to, such subsidiary or otherwise);

•	any subsidiary whose principal business or assets are located outside Canada, the United States, its territories and possessions, Puerto Rico or Mexico;

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any subsidiary the principal business of which consists of financing or assisting in financing of customer construction projects or the acquisition or disposition of products of dealers, distributors or other customers;

•	any subsidiary whose principal business is the ownership, leasing, purchasing, selling or development of real property; or

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any subsidiary substantially all the assets of which consist of stock or other securities of a subsidiary or subsidiaries referred to above in this sentence, unless and until that subsidiary is designated by our board of directors to be a restricted subsidiary.

Defeasance

The defeasance provisions described under “Description of the Debt Securities—Defeasance and Covenant Defeasance” in the accompanying prospectus will be applicable to the notes. If we exercise this option, we may be discharged from certain of our obligations with respect to the notes, including those described under “—Covenants Applicable to the Notes” in this prospectus supplement.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the notes to initial U.S. Holders (as defined below) purchasing a note at its “issue price.” The “issue price” of the notes in this offering will equal the first price at which a substantial amount of the notes are sold to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) for money. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, revenue rulings, administrative pronouncements and judicial decisions, all as currently in effect and all as of the date hereof, any of which are subject to change, possibly on a retroactive basis. Moreover, this summary applies only to purchasers who hold notes as “capital assets,” within the meaning of Section 1221 of the Code, and it does not describe all of the tax consequences that may be relevant to holders in light of their special circumstances, including alternative minimum tax and Medicare contribution tax consequences, or to holders subject to special rules, such as financial institutions, regulated investment companies, real estate investment trusts, partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (or investors in such entities), dealers or traders in securities, persons holding notes as a hedge or integrated transaction, tax-exempt entities, insurance companies, qualified retirement plans, individual retirement accounts or other tax deferred accounts or U.S. Holders whose functional currency is not the U.S. dollar.

If an entity that is treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner or member generally will depend upon the status of the partner or member and the activities of the entity. Investors in such an entity should consult their own tax advisors. U.S. Holders considering the purchase of the notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their own specific situation, as well as consequences arising under the U.S. federal estate or gift tax laws or under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. Person.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of notes and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. You are urged to consult your own tax advisor regarding the application of U.S. federal, state and local tax laws, as well as any applicable non-U.S. tax laws, to your particular situation.

Certain Contingent Payments. We will be obligated to make payments of amounts in excess of the principal amount of the notes as described under “Description of the Notes—Offer to Repurchase Upon Change of Control Triggering Event,” “Description of the Notes—Optional Redemption,” and “Description of the Notes—Payment of Additional Amounts” in this prospectus supplement. We intend to take the position that these provisions should not cause the notes to be treated as contingent payment debt instruments under U.S. federal income tax law. Our position is not binding on the IRS. If the IRS takes a contrary position, a U.S. Holder may be required (i) to accrue interest income at a rate higher than the stated interest rate on the notes, and (ii) to treat as ordinary income, rather than capital gain, any gain on the sale, exchange or retirement of the notes. You should consult your tax advisor about the risk of the notes being treated as contingent payment debt instruments. The remainder of this discussion assumes that the notes are not contingent payment debt instruments.

Interest on the Notes. It is anticipated that the notes will be issued with less than a de minimis amount (as set forth in the applicable U.S. Treasury regulations) of original issue discount (“OID”). In such case, interest paid on the notes generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or received (in accordance with the U.S. Holder’s regular method of tax accounting for U.S. federal income tax purposes). If, however, the notes are issued with OID, a U.S. Holder will be required to include the difference in income as OID as it accrues in accordance with a constant-yield method, based on compounding of interest before the receipt of cash attributable to this income. The remainder of this discussion assumes that the notes will not be issued with OID. Interest income earned with respect to a note will constitute foreign-source income for U.S. federal income tax purposes and will generally be considered “passive category income,” which may be relevant in calculating the U.S. foreign tax credit limitation. The rules governing foreign tax credits are complex and, therefore, you should consult your tax advisor regarding the availability of foreign tax credits in your particular circumstances.

Sale, Exchange or Retirement of the Notes. Upon the sale, exchange or retirement of a note, you generally will recognize gain or loss equal to the difference between the amount realized (not including any amounts attributable to accrued and unpaid interest, which will be taxed as described under “Interest on the Notes” above) and your tax basis in the note. Your tax basis in a note generally will be equal to the cost of the note. Gain or loss generally will be U.S.-source income for purposes of computing your U.S. foreign tax credit limitation. In addition, this gain or loss will be long-term capital gain or loss if at the time of sale, exchange or retirement, you have held the notes for more than one year. Under current law, long-term capital gain of a non-corporate U.S. Holder, including an individual, is generally taxed at reduced rates. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding. Information returns may be filed with the IRS in connection with payments on the notes and the proceeds from a sale, exchange or retirement of the notes. You may be subject to U.S. backup withholding on these payments if you fail to (i) provide your taxpayer identification number and comply with certain certification procedures or (ii) otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against your federal income tax liability and may entitle you to a refund; provided that the required information is furnished to the IRS in a timely manner.

Information Reporting for Foreign Financial Assets. Certain individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year (or $75,000 at any time during the taxable year) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by certain foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons (such as the notes), (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders that are individuals are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the notes.

MATERIAL CANADIAN INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations under the Tax Act and the regulations thereunder (the “Regulations”) generally applicable to a purchaser who acquires notes, including entitlement to all payments thereunder, at the issue price as a beneficial owner pursuant to this offering and who, at all relevant times, for purposes of the application of the Tax Act, (1) is not, and is not deemed to be, resident in Canada, (2) deals at arm’s length with us and with any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the notes, (3) does not use or hold the notes in a business carried on in Canada, (4) is not an entity in respect of which we are a “specified entity” as defined in the Tax Act and is not a “specified entity” in respect of any transferee resident (or deemed to be resident) in Canada to whom a holder disposes of the notes and (5) is not a “specified non-resident shareholder” of us for purposes of the Tax Act or a non-resident person not dealing at arm’s length with a “specified shareholder” (within the meaning of Subsection 18(5) of the Tax Act) of us, (a “Holder”). Special rules, which are not discussed in this summary, may apply to a non-Canadian holder that is an insurer that carries on an insurance business in Canada and elsewhere. This summary assumes that no interest paid on the notes will be in respect of a debt or other obligation to pay an amount to a person with whom we do not deal at arm’s length within the meaning of the Tax Act.

This summary is based on the current provisions of the Tax Act and the Regulations and on our understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of notes should consult their own tax advisors having regard to their own particular circumstances.

No Canadian withholding tax will apply to interest, principal or premium paid or credited to a Holder by us on a note or to the proceeds received by a Holder on the disposition of a note including a redemption, repurchase or payment on maturity.

No other tax on income or gains will be payable by a Holder on interest, principal or premium on a note or on the proceeds received by a Holder on the disposition of a note including a redemption, repurchase or payment on maturity.

UNDERWRITING

We intend to offer the notes through the underwriters. BofA Securities, Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement, dated the date of this prospectus supplement, among us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below:

Underwriters	Principal Amount of Notes
BofA Securities, Inc.	$60,000,000
Citigroup Global Markets Inc.	60,000,000
J.P. Morgan Securities LLC	48,000,000
BNP Paribas Securities Corp.	32,000,000
RBC Capital Markets, LLC	32,000,000
Scotia Capital (USA) Inc.	32,000,000
TD Securities (USA) LLC	32,000,000
Wells Fargo Securities, LLC	32,000,000
CIBC World Markets Corp.	9,000,000
Commerz Markets LLC	9,000,000
Goldman Sachs & Co. LLC	9,000,000
HSBC Securities (USA) Inc.	9,000,000
ICBC Standard Bank Plc	9,000,000
ING Financial Markets LLC	9,000,000
Loop Capital Markets LLC	9,000,000
RB International Markets (USA) LLC	9,000,000

Total	$400,000,000

The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of the notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering may be terminated at their discretion if there is a material adverse change in the financial markets which makes it impracticable to proceed with the offering and may also be terminated upon the occurrence of certain stated events. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The offering price and the other terms of the notes have been determined by negotiation between us and the underwriters.

We have agreed that, until settlement of this notes offering, and other than in connection with the EUR Offering, we will not, without the prior written consent of BofA Securities, Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, offer, sell, or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any debt securities similar to the notes issued or guaranteed by us. BofA Securities,

Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the notes constituting part of its allotment solely outside the United States.

Underwriting Discount and Concessions

The underwriters have advised us that they propose to initially offer the notes at the price indicated on the cover of this prospectus supplement plus accrued interest from the original issue date of such notes, if any, and may offer notes to dealers at such price less a concession not in excess of 0.400% of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not in excess of 0.250% of the principal amount of the notes on sales to other dealers.

After the initial offering of the notes, the public offering price, selling concession and reallowance or any other term of the offering may be changed.

The expenses of the offering, not including the underwriting discount, are estimated to be approximately $881,500 and are payable by us.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply to list the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial public offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors.

Settlement

It is expected that delivery of the notes will be made against payment therefor on or about May 22, 2025, which will be the seventh New York City business day following the date of pricing of the notes (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement.

Price Stabilization and Short Positions

In connection with the offering of the notes, the underwriters (or persons acting on their behalf) may over-allot notes or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail. However, stabilization may not necessarily occur. Any stabilization action may begin on or after the date of adequate public disclosure of the terms of the offer of the notes, and, if begun, may cease at any time, but it must end no later than 30 days after the date on which the Company received the proceeds of the issue, or no later than 60 calendar days after the date of allotment of the notes, whichever is earlier. Any stabilization action or over-allotment must be conducted by the relevant underwriters (or persons acting on their behalf) in accordance with all applicable laws and will be undertaken at the offices of the underwriters (or persons acting on their behalf).

The underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge, and certain of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Each of BofA Securities, Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, BNP Paribas Securities Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC, Wells Fargo Securities, LLC, CIBC World Markets Corp., Commerz Markets LLC, Goldman Sachs & Co. LLC, HSBC Securities (USA) Inc., ICBC Standard Bank Plc, ING Financial Markets LLC and RB International Markets (USA) LLC is, or is an affiliate of a bank which is, a member of one or more syndicates of lenders that have made available to us a $2.7 billion unsecured revolving global credit facility, a $800 million 364-day syndicated revolving credit facility and a syndicated, unsecured, delayed draw term loan (the “Term Loan”) with a three-year tranche of $100 million, a five-year tranche of $300 million and a three-year tranche of $650 million, each as amended and supplemented from time to time. Consequently, we may be considered to be a “connected issuer” of each of these underwriters under Canadian securities laws. As at March 31, 2025, no amounts were outstanding under our $2.7 billion unsecured revolving global credit facility and our 364-day syndicated revolving credit facility, and $400 million was outstanding under our Term Loan. Our $2.7 billion unsecured revolving global credit facility also acts as a backstop to our commercial paper programs, on a dollar for dollar basis, and as of March 31, 2025, we had $521 million of U.S. commercial paper and €70 million euro-commercial paper outstanding. We are in compliance with the terms of, and the lenders have not waived any breach of, the agreements governing the credit facilities and the Term Loan since their respective dates of execution. The decision to distribute the notes, including the determination of the terms of this offering, has been made through negotiations between us and the underwriters. The affiliated lenders of the underwriters did not have any involvement in that decision or determination. Our financial position has not changed substantially and adversely since the indebtedness under the U.S. commercial paper program and the Term Loan was incurred. The proceeds of the offering will not be applied for the benefit of the underwriters or their affiliates.

This prospectus supplement does not qualify the distribution of the notes for sale in the Province of Ontario or any of the other provinces or territories of Canada. Any sales of notes in any province or territory of Canada may only be made pursuant to an exemption from the prospectus requirements of Canadian securities laws.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

The notes may not be offered, sold or otherwise made available to any retail investor in the EEA. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(ii)	a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not an EEA Qualified Investor; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

Notice to Prospective Investors in the United Kingdom

The notes may not be offered, sold or otherwise made available to any retail investor in the UK. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law in the UK; or

(ii)

a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR; or

(iii)	not a UK Qualified Investor; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

All applicable provisions of the FSMA must be complied with in respect to anything done by it in relation to the notes in, from or otherwise involving the UK.

Notice to Prospective Investors in Hong Kong

The notes have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.

571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Winding Up and Miscellaneous Provisions Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O.

No advertisement, invitation or document relating to the notes has been issued or has been in the possession of any person for the purposes of issue and will not be issued or will be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.

Notice to Prospective Investors in Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, each of the underwriters, on behalf of itself and each of its affiliates that participates in the initial distribution of the notes, has undertaken that it has not offered or sold and will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person (as defined below) or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person except pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), and under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

Notice to Prospective Investors in Switzerland

This prospectus supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the notes will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the notes with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

Notice to Prospective Investors in Taiwan

The notes have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and

Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the notes in Taiwan.

Notice to Prospective Investors in the United Arab Emirates

The offering of the notes has not been approved or licensed by the UAE Central Bank, the UAE Securities and Commodities Authority (“SCA”) or any other relevant licensing authorities in the UAE, and the notes may not be offered to the public in the UAE. This prospectus supplement is being issued to a limited number of institutional and individual investors:

(a)

who meet the criteria of a “Qualified Investor” as defined in the SCA Board of Directors Decision No. 3 R.M. of 2017 (but excluding subparagraph 1(d) in the “Qualified Investor” definition relating to natural persons);

(b)

upon their request and confirmation that they understand that the Bonds have not been approved or licensed by or registered with the UAE Central Bank, the SCA or any other relevant licensing authorities or governmental agencies in the UAE; and

(c)

upon their confirmation that they understand that the prospectus supplement must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement is for distribution only to persons who (a) are outside the Dubai International Financial Centre, (b) are persons who meet the Professional Client criteria set out in Rule 2.3.4 of the DFSA Conduct of Business Module or (c) are persons to whom an invitation or inducement in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons” for the purposes of this paragraph). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

This prospectus supplement relates to an “Exempt Offer” as prescribed under, and in accordance with, the Markets Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Markets Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in the Abu Dhabi Global Market

This prospectus supplement is for distribution only to persons who (a) are outside the Abu Dhabi Global Market, or (b) are Authorised Persons or Recognised Bodies (as such terms are defined in the Financial Services and Markets Regulations 2015 (“FSMR”)), or (c) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 18 of FSMR) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons” for the purposes of this paragraph). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

This offer document is an “Exempt Offer” as prescribed under, and in accordance with, the Market Rules of the ADGM Financial Services Regulatory Authority. This Exempt Offer document is intended for distribution only to persons of a type specified in the Market Rules. It must not be delivered to, or relied on by, any other person. The ADGM Financial Services Regulatory Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The ADGM Financial Services Regulatory Authority has not approved this Exempt Offer document nor taken steps to verify the information set out in it, and has no responsibility for it. The notes to which this Exempt Offer relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this Exempt Offer document you should consult an authorized financial advisor.

LEGAL MATTERS

Certain legal matters will be passed upon for the Company by Osler, Hoskin & Harcourt LLP, Toronto, Ontario, with respect to matters of Canadian federal and Ontario laws. The validity of the notes will be passed upon for the Company by Sidley Austin LLP, New York, New York. The underwriters have been represented by Allen Overy Shearman Sterling US LLP, New York, New York, with respect to United States legal matters.

INDEPENDENT AUDITORS

The consolidated financial statements as of December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024, incorporated by reference in this prospectus supplement and the accompanying prospectus, and the effectiveness of the Company’s internal control over financial reporting, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing. The offices of Deloitte LLP are located at 8 Adelaide Street West, Suite 200, Toronto, Ontario, M5H 0A9. Deloitte LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.

This short form prospectus has been filed under legislation in the Province of Ontario that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities. This short form base shelf prospectus has been filed in reliance on an exemption from the preliminary base shelf prospectus requirement for a well-known seasoned issuer.

This short form base shelf prospectus and each document deemed to be incorporated by reference herein constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the Ontario Securities Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Magna International Inc. at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1, telephone: (905) 726-2462, and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue

February 26, 2024

MAGNA INTERNATIONAL INC.

Senior Debt Securities

We intend to offer from time to time senior debt securities (which we refer to in this prospectus as the “debt securities”) in one or more series during the 25-month period that this prospectus, including any amendments thereto, remains valid.

All information omitted from this short form base shelf prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. You should read this prospectus and the applicable supplement carefully before you invest. Any such supplement to this prospectus will be incorporated by reference into this prospectus as of the date of the supplement, but only for the purposes of the offering of debt securities to which the supplement relates.

We may sell the debt securities to or through one or more underwriters, dealers or agents. The names of the underwriters, dealers or agents will be set forth in supplements to this prospectus.

The debt securities will constitute our senior unsecured obligations and will rank equally with all our other existing and future senior unsecured obligations.

We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States.

As of the date hereof, we have determined that Magna International Inc. qualifies as a “well-known seasoned issuer”, as such term is defined under the WKSI Blanket Order (as defined below). See “Reliance on Exemptions for Well-Known Seasoned Issuers”.

Prospective investors should be aware that the acquisition of the debt securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are an Ontario corporation, a majority of our assets are located outside of the United States and a majority of our directors and officers and some of the experts named in this prospectus are resident outside of the United States and a majority of their assets are located outside of the United States.

These securities have not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any U.S. state securities regulator nor has the SEC or any U.S. state securities regulator passed upon the accuracy or adequacy of this prospectus or any applicable prospectus supplement. Any representation to the contrary is a criminal offense.

This prospectus does not qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this prospectus may qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or a bankers’ acceptance rate, or to recognized market benchmark interest rates.

Unless otherwise indicated in a prospectus supplement, there is no market through which the debt securities may be sold and purchasers may not be able to resell debt securities purchased under this prospectus. This may affect the pricing of the debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation. See “Plan of Distribution”.

All amounts referred to in this prospectus and in the documents incorporated by reference are presented in U.S. dollars, in each case, unless otherwise stated. Reference to the aggregate principal amount of debt securities issued under the 2023 Prospectus has been converted into the U.S. dollar equivalent using an exchange rate of €1.00 to $1.0616, as of March 3, 2023.

The head and registered office of Magna International Inc. is located at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

We previously issued $1,384 million aggregate principal amount of debt securities under our short form base shelf prospectus dated February 28, 2023 (the “2023 Prospectus”). Upon the issuance of a final receipt for this short form prospectus, we will not qualify for distribution any additional debt securities under the 2023 Prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus, including those documents incorporated by reference, may contain forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities legislation (including within the meaning of the Securities Act (Ontario) and within the meaning Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)). These forward-looking statements include, but are not limited to, statements relating to:

•	our use of proceeds of any offering of debt securities under this prospectus or supplement thereto;

•	implementation of our business strategy, including:

•	increasing capital deployment toward high-growth/megatrend areas aligned with the “Car of the Future”;

•	driving operational excellence; and

•	unlocking new business models and markets;

•	implementation of our segment-specific strategic initiatives;

•	our approach to capital structure, including:

•	maintenance of a strong balance sheet;

•	preservation of strong investment grade ratings;

•	delivering strong return on invested capital;

•	investing for growth; and

•	future returns of capital to our shareholders through dividends and share repurchases;

•	implementation of our sustainability strategy and initiatives and achievement of sustainability targets/commitments; and

•	estimates of future environmental clean-up and remediation costs.

The forward-looking statements in this prospectus and in the documents incorporated by reference herein are presented for the purpose of providing information about management’s current expectations and plans. Such forward-looking statements may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “aim”, “forecast”, “outlook”, “project”, “estimate”, “target” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

•	macroeconomic, geopolitical and other risks

•	inflationary pressures;

•	interest rate levels;

•	geopolitical risks;

•	risks related to the automotive industry

•	economic cyclicality;

•	regional production volume declines;

•	deteriorating vehicle affordability;

•	misalignment between Electric Vehicles (“EVs”) production and sales;

•	intense competition;

•	strategic risks

•	alignment with “Car of the Future”;

•	evolving business risk profile;

•	technology and innovation;

•	investments in mobility and technology companies;

•	customer-related risks

•	customer concentration;

•	growth of EV-focused original equipment manufacturers (“OEMs”);

•	inability to significantly grow our business with Asian customers;

•	risks of conducting business with Fisker and other newer EV-focused OEMs;

•	dependence on outsourcing;

•	customer cooperation and consolidation;

•	evolving counterparty risk profile;

•	market shifts;

•	consumer “take rates” shifts;

•	customer purchase orders;

•	potential OEM production-related disruptions;

•	supply chain risks;

•	semiconductor chip supply disruptions and price increases;

•	supply chain disruptions;

•	regional energy supply and pricing;

•	supply base condition;

•	quarterly sales fluctuations;

•	manufacturing/operational risks

•	product launch;

•	operational underperformance;

•	restructuring costs;

•	impairments;

•	labor disruptions;

•	skilled labor attraction/retention;

•	leadership expertise and succession;

•	Information technology (“IT”) security/cybersecurity risks

•	IT/cybersecurity breaches;

•	product cybersecurity breaches;

•	pricing risks

•	quote/pricing assumptions;

•	customer pricing pressure/contractual arrangements;

•	commodity price volatility;

•	scrap steel/aluminum price volatility;

•	warranty/recall risks

•	repair/replacement costs;

•	warranty provisions;

•	product liability;

•	climate change risks

•	transition risks and physical risks;

•	strategic and other risks;

•	acquisition risks

•	inherent merger and acquisition risks;

•	acquisition integration and synergies;

•	other business risks

•	joint ventures;

•	intellectual property risks;

•	risks of doing business in foreign markets;

•	relative foreign exchange rates;

•	currency devaluation in Argentina;

•	returns on capital investments;

•	pensions risks;

•	tax risks;

•	reduced financial flexibility as a result of an economic shock;

•	credit ratings changes;

•	the unpredictability of, and fluctuation in, the trading price of our common shares;

•	payment of dividends;

•	legal, regulatory and other risks

•	antitrust risk;

•	legal and regulatory proceedings;

•	changes in laws;

•	compliance with environmental laws and regulations;

•	free trade agreements;

•	trade disputes/tariffs; and

•

other factors set out in our most recent Revised Annual Information Form and Management’s Discussion and Analysis of our results of operations and financial position for the year ended December 31, 2023, each filed with the securities commissions or similar regulatory authorities in the provinces and territories of Canada and our most recent Annual Report on Form 40-F filed with the SEC, and subsequent filings.

In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward- looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above that are discussed in greater detail in our Revised Annual Information Form under “Section 5 – Risk Factors” and our Management’s Discussion and Analysis of our results of operations and financial position for the year ended December 31, 2023. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents with respect to Magna International Inc. (which we refer to in the prospectus as the “Company”), filed with the various securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this prospectus:

(a)	our Revised Annual Information Form for the year ended December 31, 2022, dated April 26, 2023;

(b)

our Audited Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023, together with the notes thereto and the reports of independent registered public accounting firm thereon;

(c)	Management’s Discussion and Analysis of our results of operations and financial position for the year ended December 31, 2023; and

(d)	our Management Proxy Circular in connection with the annual meeting of our shareholders held on May 11, 2023.

Any documents of the type referred to above, any annual information form, annual or interim financial statements and annual or interim management’s discussion and analysis relating thereto, management proxy circular and any material change reports (excluding confidential material change reports) or business acquisition reports, all as filed by the Company with the various securities commissions or similar regulatory authorities in Canada pursuant to the requirements of applicable securities legislation after the date of this prospectus and prior to the termination of the offering of the debt securities under any prospectus supplement to which this prospectus relates, shall be deemed to be incorporated by reference into this prospectus. Any such documents of the type referred to in the preceding sentence incorporated by reference in this prospectus contained in reports on Form 40-F or Form 6-K which we file with or furnish to the SEC after the date of this prospectus and prior to the termination of the offering of the debt securities to which this prospectus relates shall be deemed to be incorporated by reference into this prospectus and as an exhibit to the Registration Statement on Form F-10 of which this prospectus forms a part. In addition, any other documents contained in reports on Form 6-K, if and to the extent expressly provided in such reports on Form 6-K, which we furnish to the SEC after the date of this prospectus and prior to the termination of the offering of the debt securities to which this prospectus relates shall be deemed to be incorporated as an exhibit to the Registration Statement on Form F-10 of which this prospectus forms a part.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of Magna International Inc. at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1, telephone: (905) 726-2462, and are also available electronically at www.sedarplus.ca.

A prospectus supplement containing the specific terms of any offering of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement solely for the purposes of the offering of the debt securities covered by that prospectus supplement unless otherwise expressly provided therein.

Upon new audited annual financial statements and accompanying management’s discussion and analysis being filed by the Company with and, where required, accepted by, the applicable securities commissions or similar regulatory authorities in Canada during the term of this prospectus, the previously filed annual financial statements and accompanying management’s discussion and analysis and all interim financial statements and accompanying management’s discussion and analysis, relating to such prior periods shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities hereunder. Upon a new annual information form being filed by the Company with the applicable securities commissions or similar regulatory authorities in Canada during the term of this prospectus, the previously filed annual information form, any material change reports filed prior to the end of the financial year in respect of which the new annual information form is filed and any business acquisition report for acquisitions completed since the beginning of such financial year (unless such report is incorporated by reference into the current annual information form or less than nine months of the acquired business’ or related businesses’ operations are incorporated into the Company’s most recent audited annual financial statements), shall be deemed no longer to be incorporated by reference into this prospectus for the purposes of future offers and sales of debt securities hereunder. Upon an interim financial statement and accompanying management’s discussion and analysis being filed by the Company with and, where required, accepted by, the applicable securities commissions or similar regulatory authorities in Canada during the currency of this prospectus, all interim financial statements and accompanying management’s discussion and analysis filed prior to the new interim financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities hereunder. Upon a new management proxy circular relating to an annual meeting of shareholders of the Company being filed by the Company with and, where required, accepted by, the applicable securities commissions or similar regulatory authorities in Canada during the term of this prospectus, the management proxy circular for the preceding annual meeting of shareholders of the Company shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of debt securities hereunder.

AVAILABLE INFORMATION

In addition to the continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational reporting requirements of the Exchange Act, and in accordance therewith file reports and other information with the SEC. The SEC maintains a website, at www.sec.gov, that contains reports and other information filed by us with the SEC. Our common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange, and reports and other information concerning us may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

We have filed with the SEC a registration statement of which this prospectus forms a part on Form F-10 under the Securities Act, with respect to the debt securities. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the debt securities, reference is made to the registration statement and the exhibits thereto, which will be publicly available as described in the preceding paragraph.

ABOUT MAGNA INTERNATIONAL INC.

We are a mobility technology company and one of the world’s largest suppliers in the automotive space. Our global network includes 342 manufacturing operations and 104 product development, engineering and sales centers in 28 countries.(1) We have a global, entrepreneurial-minded team of over 179,000 employees and an organizational structure designed to innovate like a startup. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include:

• Body	• Electronics
• Chassis	• Mechatronics
• Exterior	• Mirrors
• Seating	• Lighting
• Powertrain	• Roof Systems
• Active Driver Assistance

We also have electronic and software capabilities across many of these areas.

In addition, we are leveraging Magna’s capabilities and platform technologies in areas such as battery management, software stack and sensors to enter growing adjacent mobility markets such as micromobility.

Our registered and head office is located at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1. Our common shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbol “MG”, and on the New York Stock Exchange under the trading symbol “MGA”.

Additional information regarding the Company is incorporated by reference into this prospectus. See “Documents Incorporated by Reference”.

(1)	Manufacturing operations, product development, engineering and sales centers and employee figures include certain operations accounted for under the equity method.

RISK FACTORS

An investment in the debt securities is subject to various risks. From time to time, the market experiences significant price and volume volatility that may affect the market price of our debt securities for reasons unrelated to our performance. Additionally, the debt securities are subject to market value fluctuations based upon factors which influence our operations, such as legislative or regulatory developments, competition, technological change and global capital market activity and based upon our performance and financial results and perceptions of our creditworthiness.

Before deciding whether to invest in any debt securities, investors should consider carefully the risks set out herein and incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in a prospectus supplement relating to a specific offering of debt securities. Prospective investors should consider the categories of risks identified and discussed in our Revised Annual Information Form and Management’s Discussion and Analysis of our results of operations and financial position for the year ended December 31, 2023 incorporated herein by reference.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds to us from the sale of the debt securities will be added to our general funds and utilized for general corporate purposes, which may include repayment of our existing indebtedness.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the Company’s share and loan capital since December 31, 2023 which have not been disclosed in this prospectus or the documents incorporated by reference herein.

DESCRIPTION OF THE DEBT SECURITIES

The following description of the debt securities sets forth the material terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement, and the extent, if any, to which the provisions described in this prospectus may apply to the offered debt securities will be described in the prospectus supplement relating to the offered debt securities. As used in this section, the terms “we”, “us”, “our”, “Magna International” and the “Company” refer to Magna International Inc., a corporation incorporated under the laws of the Province of Ontario, Canada, and not any of its subsidiaries, unless the context otherwise requires.

The debt securities will be issued under an indenture between Magna International and The Bank of New York Mellon (the “trustee”), a form of which has been filed as an exhibit to the registration statement of which this prospectus is a part. The indenture relating to the debt securities, as amended or otherwise supplemented by any supplemental indentures, is referred to in this prospectus as the indenture.

The following summaries of the material provisions of the indenture and the debt securities do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the indenture, including the definitions of specified terms used in the indenture, and the debt securities. Wherever particular articles, sections or defined terms of an indenture are referred to, it is intended that those articles, sections or defined terms will be incorporated herein by reference, and the statement in connection with which reference is made is qualified in its entirety by the article, section or defined term in the indenture.

General

The indenture does not limit the amount of debt, either secured or unsecured, which we may issue under the indenture or otherwise. The debt securities may be issued in one or more series with the same or various maturities and may be sold at par, at a premium to par or at a discount to par. We have the right to “reopen” a previous issue of a series of debt by issuing additional debt securities of such series.

We conduct a substantial portion of our operations through our subsidiaries. Our right, and hence the rights of our creditors and shareholders, to participate in any distribution of assets of any of our subsidiaries upon its liquidation or reorganization or otherwise and the ability of a holder of debt securities to benefit as our creditor from any distribution are subject to prior claims of the creditors of the subsidiary, except to the extent that any claim of ours as a creditor of the subsidiary may be recognized. Accordingly, the debt securities will be structurally subordinated to the prior claims of the creditors of our subsidiaries. The debt securities will also effectively rank junior in right of payment to any of our secured debt.

The prospectus supplement relating to the particular series of debt securities offered thereby will describe the following terms of the offered debt securities:

•	the title of the offered debt securities;

•	any limit upon the aggregate principal amount of the offered debt securities;

•	the date or dates (or the manner of calculating the date or dates) on which the principal of the offered debt securities is payable;

•

the rate or rates (or the manner of calculating the rate or rates) at which the offered debt securities shall bear interest, if any, the date or dates from which such interest shall accrue, the interest payment dates on which such interest shall be payable and the regular record date for the interest payable on any interest payment date;

•	the place or places where the principal of and premium, if any, and interest, if any, on the offered debt securities will be payable;

•

the period or periods within which, the price or prices at which, the currency or currency units in which, and the terms and conditions upon which the offered debt securities may be redeemed, in whole or in part, at our option;

•

our obligation, if any, to redeem or purchase the offered debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the period or periods within which, the price or prices in the currency at which, the currency or currency units in which, and the terms and conditions upon which the offered debt securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

•	the denominations in which the offered debt securities shall be issuable if other than denominations of $1,000 and any integral multiple thereof;

•

if other than the currency of the United States of America, the currencies in which payments of interest or principal of (and premium, if any, with respect to) the offered debt securities are to be made;

•

if the interest on or principal of (or premium, if any, with respect to) the offered debt securities are to be payable, at our election or at the election of a holder thereof or otherwise, in a currency other than that in which such debt securities are payable, the period or periods within which, and the other terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency in such debt securities are denominated or stated to be payable and the currency in which such debt securities or any of them are to be so payable;

•

the extent to which any offered debt securities will be issuable in permanent global form, the manner in which any payments on a permanent global debt security will be made, and the appointment of any depository relating thereto;

•	the applicability of specified provisions relating to discharge and defeasance described in this prospectus with respect to the offered debt securities;

•

any deletions from, modifications of or additions to the events of default or covenants with respect to the offered debt securities of such series, whether or not such events of default or covenants are consistent with the events of default or covenants set forth herein; and

•	any other terms of the series (which terms shall not be inconsistent with the provisions of the related indenture).

Payments

Unless otherwise indicated in any prospectus supplement, principal of and premium, if any, and interest, if any, on the offered debt securities will be payable, and transfers of the offered debt securities will be registrable, at the corporate trust office of the trustee. Alternatively, at our option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the debt security register.

Denominations, Registration and Transfer

Unless otherwise indicated in any prospectus supplement, the offered debt securities will be issued only in fully registered form without coupons in denominations of $1,000 or any integral multiple of $1,000, or the equivalent in foreign currency. No service charge will be made for any registration of transfer or exchange of offered debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

If the purchase price of any of the offered debt securities is denominated in a foreign currency or currencies or foreign currency unit or units or if the principal of, premium, if any, or interest, if any, on any series of offered debt securities is payable in a foreign currency or currencies or foreign currency unit or units, the restrictions, elections, tax consequences, specific terms and other information with respect to the issue of offered debt securities and the foreign currency or currencies or foreign currency unit or units will be described in the related prospectus supplement.

We will not be required to issue, register the transfer of, or exchange debt securities of any series during the period from 15 days prior to the mailing of a notice of redemption of debt securities of that series to close of business on the date the notice is mailed. We will also not be required to register the transfer of or exchange any debt security so selected for redemption, except the unredeemed portion of any debt security being redeemed in part.

Payment of Additional Amounts

Unless otherwise specified in the applicable prospectus supplement, all payments made by or on behalf of us under or with respect to the debt securities shall be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Canadian Taxes”), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities of a series, then, subject to the provisions of the indenture described in the immediately following paragraph, we will pay to each holder or beneficial owner of debt securities as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each such holder or beneficial owner after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder or beneficial owner would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a holder or beneficial owner of debt securities:

(1)	with which we do not deal at arm’s length (for the purposes of the Income Tax Act (Canada)) at the time of the making of such payment;

(2)

which is subject to such Canadian Taxes by reason of the holder or beneficial owner of debt securities being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the debt securities or the receipt of payments thereunder;

(3)

which is subject to such Canadian Taxes by reason of the failure of the holder or beneficial owner of the debt securities to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes;

(4)	which is subject to any estate, inheritance, gift, sales, transfer, capital gains, excise or personal property or similar tax, assessment or governmental charge;

(5)

which is subject to any Canadian Taxes that are imposed with respect to any payment on a debt security to any holder or beneficial owner who is a fiduciary, partnership, limited liability company or any person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or limited liability company or the beneficial owner of such payment would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual holder or beneficial owner of such debt security;

(6)	who is a “specified shareholder” of ours or who does not deal at arm’s length with a “specified shareholder” of ours as defined in subsection 18(5) of the Income Tax Act (Canada);

(7)	which is subject to any tax, assessment, withholding or deduction required by sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), any current or future

Treasury Regulations or rulings promulgated thereunder, any law, regulation or other official guidance enacted in any jurisdiction implementing FATCA, any intergovernmental agreement between the United States and any other jurisdiction to implement FATCA, or any agreement with the U.S. Internal Revenue Service under FATCA; or

(8)	which is subject to Canadian Taxes by reason of any combination of (1) through (7) above.

Notwithstanding the foregoing, in all cases, unless otherwise specified in the applicable prospectus supplement, no Additional Amounts will be payable under the provisions above in respect of any debt securities in excess of the Additional Amounts which would be required to be paid if, at all relevant times, the holder or beneficial owner of such debt securities were a resident of the United States for purposes of and was entitled to the benefits of the Canadian-U.S. Income Tax Convention (1980), as amended, including any existing protocols thereto. As a result of the limitation on the payment of Additional Amounts discussed above, the Additional Amounts received by certain holders or beneficial owners of the debt securities may be less than the amount of Canadian Taxes withheld or deducted or the amount of Canadian Taxes (and related amounts) levied or imposed giving rise to the obligation to pay the Additional Amounts and, accordingly, the net amount received by such holders or beneficial owners of the debt securities will be less than the amount such holders or beneficial owners would have received had there been no such withholding or deduction in respect of Canadian Taxes or had such Canadian Taxes (and related amounts) not been levied or imposed.

As soon as practicable after we pay the amount withheld or deducted to the relevant governmental authority in accordance with applicable law, we will provide the trustee with official receipts or other documentation satisfactory to the trustee evidencing the payment of the Canadian Taxes with respect to which Additional Amounts are paid.

We will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise from the execution, delivery, enforcement or registration of the debt securities, the indenture or any other document or instrument in relation thereof, or the receipt of any payments with respect to the debt securities.

Wherever in this “Description of the Debt Securities” there is mentioned, in any context, the payment of principal (and premium, if any), interest, if any, or any other amount payable under or with respect to a debt security, such mention will be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The foregoing obligations will survive termination, defeasance or discharge of the indenture.

Optional Tax Redemption

Unless otherwise specified in the applicable prospectus supplement, we may redeem the debt securities of a series at our option, at any time as a whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we determine that:

(1)

as a result of (A) any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or (B) any change in the official position regarding the application or interpretation of such laws, regulations or rulings by any legislative body, court, governmental agency or regulatory authority (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of the prospectus supplement relating to the offer and sale of the debt securities of such series, we have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to the debt securities of such series to any holder or beneficial owner thereof; or

(2)

on or after the date of the prospectus supplement relating to the offer and sale of the debt securities of such series, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in Canada, including any of those actions specified in (1), whether or not such action was taken or such decision was rendered with respect to us, or any change, amendment, application or interpretation has been officially proposed, which, in any such case, will result in us becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to the debt securities of such series, and, in any such case, we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us.

In the event that we elect to redeem the debt securities of such series pursuant to the provisions set forth in the preceding paragraph, we will deliver to the trustee an opinion of independent legal counsel of recognized standing stating that we would be obligated to pay Additional Amounts as a result of a change in tax laws or regulations or the application or interpretation of such laws or regulations.

Notice of intention to redeem the debt securities as described above will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Merger

The indenture provides that we may not, without the consent of the holders of debt securities, consolidate, amalgamate or merge with or into, or sell, lease, transfer or convey all or substantially all of our assets to, another person, unless:

•	immediately after giving effect to the transaction, no default under the indenture has occurred and is continuing;

•	the successor person (if other than us) is organized and existing under the laws of Canada or a province thereof or the United States or a state thereof or the District of Columbia; and

•

the successor person (if other than us) expressly assumes the due and punctual payment of the principal of and premium, if any, and interest on all debt securities, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the indenture to be performed by us.

In addition, we must provide to the trustee an opinion of legal counsel that any such transaction and any assumption by a successor person complies with the applicable provisions of the indenture and that we have complied with all conditions precedent provided in the indenture relating to such transaction.

Other than the covenant described above, or as set forth in any accompanying prospectus supplement, the indenture does not contain any covenants or other provisions designed to afford holders of the debt securities protection in the event of a takeover, recapitalization or a highly-leveraged transaction of or involving us.

Modification of the Indenture

With the consent of the holders of more than 50% in aggregate principal amount of any series of debt securities then outstanding under the indenture, modifications and alterations of the terms of the indenture may be made by us and the trustee which affect the rights of the holders of that series of debt securities. However, no modification or alteration may, without the consent of all holders of any series of debt securities then outstanding affected thereby:

•	extend the fixed maturity of any debt security of that series;

•	reduce the rate or extend the time of payment of interest of any debt security of that series;

•	reduce the principal amount of any debt security of that series or any premium thereon;

•	change the place of payment or make the principal thereof or interest or premium thereon payable in any coin or currency other than that provided in the debt securities of that series;

•	reduce the percentage of debt securities of that series, the holders of which are required to consent to:

•	any supplemental indenture;

•	rescind and annul a declaration that the debt securities of that series are due and payable as a result of the occurrence of an event of default;

•	waive any past default under the indenture and its consequences; and

•	waive compliance with other specified provisions of the indenture.

The holders of more than 50% in aggregate principal amount of the debt securities of each series then outstanding may waive our compliance with some of the restrictive provisions of the indenture applicable to the debt securities of such series, which may include covenants, if any, which are specified in the applicable prospectus supplement. In addition, as described under “—Events of Default” below, holders of more than 50% in aggregate principal amount of the debt securities of any series then outstanding may waive past events of default with respect to the debt securities of such series in specified circumstances and may, subject to certain conditions, direct the trustee in enforcement of remedies.

We and the trustee may, without the consent of any holders, modify and supplement the indenture:

•

to evidence the succession of another person to us under the indenture, or successive successions, and the assumption by the successor person of the covenants, agreements and obligations of us pursuant to the indenture;

•

to add to the covenants applicable to us such further covenants, restrictions, conditions or provisions as our board of directors shall consider to be for the protection of the holders of debt securities of any or all series, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions, conditions or provisions a default or event of default with respect to such series permitting the enforcement of all or any of the several remedies provided in the indenture; provided, however, that in respect of any such additional covenant, restriction or condition, such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such default or may limit the remedies available to the trustee upon such default;

•

to cure any ambiguity or to correct or supplement any provision contained in the indenture or in any supplemental indenture which may be defective or inconsistent with any other provision contained in the indenture or in any supplemental indenture;

•	to convey, transfer, assign, mortgage or pledge any property to or with the trustee;

•	to make other provisions in regard to matters or questions arising under the indenture as shall not adversely affect the interests of the holders in any material respect;

•	to secure the debt securities for the benefit of the holders;

•

to evidence and provide for the acceptance of appointment by another corporation as a successor trustee under the indenture with respect to one or more series of debt securities and to add to or change any of the provisions of the indenture as shall be necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee;

•	to modify, amend or supplement the indenture in such a manner as to permit the qualification of any supplemental indenture under the Trust Indenture Act of 1939, as amended, as then in effect;

•

to change or eliminate any of the provisions of the indenture, provided, however, that any such change or elimination shall become effective only when there is no debt security outstanding of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision;

•

to conform the terms of the indenture or the debt securities to the description thereof contained in any prospectus (which term includes any applicable supplement to such prospectus) or other offering document or memorandum relating to the offer and sale of those debt securities; and

•	to establish any additional form of debt security and to provide for the issuance of any additional series of debt securities.

Defeasance and Covenant Defeasance

We may, at our option and at any time, terminate our obligations with respect to the outstanding debt securities of a series (“Defeasance”). Defeasance means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding debt securities, except for (1) the rights of the holders of outstanding debt securities to receive payment in respect of the principal of and premium, if any, and interest on such debt securities when such payments are due, (2) our obligations to register and transfer or exchange any debt securities, replace mutilated, destroyed, lost or stolen debt securities, maintain an office or agency for payments in respect of the debt securities and segregate and hold money in trust, (3) the rights, powers, trusts, duties and immunities of the trustee, and (4) the Defeasance provisions of the indenture. In addition, we may, at our option and at any time, elect to terminate certain of our obligations with respect to the debt securities of a series (including any covenants applicable to the debt securities of such series that may be specified in an applicable prospectus supplement), and any omission to comply with such obligations will not constitute a default or an event of default with respect to the debt securities (“Covenant Defeasance”).

In order to exercise either Defeasance or Covenant Defeasance:

•

we must irrevocably deposit with the trustee, in trust, for the benefit of the holders, cash in United States dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium, if any, and interest on the outstanding debt securities to maturity;

•

we must deliver to the trustee an opinion of counsel to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance or Covenant Defeasance, and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance or Covenant Defeasance had not occurred (in the case of Defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service issued, or a change in applicable federal income tax laws occurring, after the date hereof);

•

we must deliver to the trustee an opinion of Canadian counsel or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other Canadian tax purposes as a result of such defeasance and will be subject to Canadian federal, provincial or territorial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance or Covenant Defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel will assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

•

no default or event of default shall have occurred and be continuing on the date of such deposit or, insofar as the penultimate bullet point under the first paragraph under “—Events of Default” is concerned, at any time during the period ending the 91st day after the date of deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period);

•

such Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the indenture or any material agreement or instrument to which we are a party or by which we are bound; and

•

we shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent under the indenture to either Defeasance or Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The indenture provides that it will be discharged and will cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of the debt securities, as expressly provided for in the indenture) as to all outstanding debt securities of a series when (1) either (a) all the debt securities of that series theretofore authenticated and delivered (except lost, stolen or destroyed debt securities which have been replaced or paid and debt securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by us and thereafter repaid to us) have been delivered to the trustee for cancellation or (b) all debt securities of that series not theretofore delivered to the trustee for cancellation have become due and payable or will become due and payable at maturity within one year or are to be called for redemption within one year and we have irrevocably deposited or caused to be deposited with the trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the debt securities not theretofore delivered to the trustee for cancellation, for principal of and premium, if any, and interest on the debt securities to the date of deposit or to the maturity date or date of redemption, as the case may be; (2) we have paid or have caused to be paid all other sums payable under the indenture by us, including all amounts payable to the trustee; and (3) we have delivered to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

Events of Default

As to any series of debt securities, an event of default is defined in the indenture as being:

•	failure to pay any interest on the debt securities of that series when due, which failure continues for 30 days;

•	failure to pay principal or premium, if any, with respect to the debt securities of that series when due;

•	failure to pay or satisfy any sinking fund payment or similar obligation with respect to debt securities of that series when due;

•

failure to observe or perform any other covenant, warranty or agreement in the indenture or the debt securities of that series, other than a covenant, warranty or agreement, a default in whose performance or whose breach is specifically dealt with in the section of the indenture governing events of default, if the failure continues for 75 days after written notice by the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series then outstanding;

•

uncured or unwaived failure to pay principal of our other indebtedness for borrowed money (excluding any non-recourse indebtedness) when due, including any other series of debt securities, beyond any period of grace with respect thereto, or any acceleration of the maturity thereof, if the aggregate principal amount of such indebtedness is in excess of $150,000,000 and the default in payment is not being contested by us in good faith and by appropriate proceedings, such indebtedness (other than indebtedness due upon acceleration) is not discharged or such acceleration is not rescinded or annulled, in each case, within 30 days after notice thereof as provided in the indenture;

•	specified events of bankruptcy, insolvency, receivership or reorganization; or

•	any other event of default provided with respect to debt securities of that series.

For purposes of the foregoing, “non-recourse indebtedness” means indebtedness of ours or any subsidiary of ours in respect of which the recourse of the holder of such indebtedness, whether direct or indirect and whether contingent or otherwise, is effectively limited to specified assets, and with respect to which neither we nor any subsidiary of ours provides any additional credit support.

Notice and Declaration of Defaults

So long as the debt securities of any series remain outstanding, we will be required to furnish annually to the trustee a certificate of one of our corporate officers stating whether, to the best of such officer’s knowledge, we are in default under any of the provisions of the indenture, and specifying all defaults, and the nature thereof, of which such officer has knowledge.

The indenture provides that the trustee will, within 90 days after the occurrence of a default known to the trustee with respect to any series for which there are debt securities outstanding, give to the holders of those debt securities notice of defaults known to it, including events specified above without grace periods. Except in the case of default in the payment of principal, premium, if any, or interest on any of the debt securities of any series or the payment of any sinking fund installment on the debt securities of any series, the trustee may withhold notice to the holders if the trustee in good faith determines that withholding notice is in the interest of the holders of the debt securities.

The trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of any series may declare the debt securities of that series immediately due and payable upon the occurrence of any event of default after expiration of any applicable grace period. In some cases, the holders of a majority in principal amount of the debt securities of any series then outstanding may waive any past default and its consequences, except a default in the payment of principal, premium, if any, or interest, including sinking fund payments.

Actions upon Default

In case an event of default with respect to any series of debt securities occurs and is continuing, the indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders of debt securities outstanding of any series unless the holders have offered to the trustee indemnity satisfactory to it. The right of a holder to institute a proceeding with respect to the indenture is subject to conditions precedent including notice and indemnity to the trustee, but the holder has a right to receipt of principal, premium, if any, and interest on their due dates or to institute suit for the enforcement thereof, subject to specified limitations with respect to defaulted interest.

The holders of a majority in principal amount of the debt securities outstanding of the series in default will have the right to direct the time, method and place for conducting any proceeding for any remedy available to the trustee, or exercising any power or trust conferred on the trustee. Any direction by the holders will be in accordance with law and the provisions of the related indenture, provided that the trustee may decline to follow any such direction if the trustee determines on the advice of counsel that the proceeding may not be lawfully taken or would be materially or unjustly prejudicial to holders not joining in the direction. The trustee will be under no obligation to act in accordance with the direction unless the holders offer the trustee security or indemnity satisfactory to it against costs, expenses and liabilities which may be incurred thereby.

Provision of Financial Information

We will be required to file with the trustee, within 15 days after we are required to file the same with the SEC, copies of the annual and other reports which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. If we are not so required to file such reports to the SEC under such sections, then we will be required to file with the trustee and the SEC, in accordance with the rules and regulations prescribed by the SEC, such of the supplementary and periodic reports, if any, which may be required pursuant to Section 13 of the Exchange Act, in respect of a security listed and registered on a national securities exchange as may be prescribed in such rules and regulations. Any documents filed by us with the SEC via the SEC’s EDGAR system will be deemed filed with the trustee as of the time such documents are filed via the SEC’s EDGAR system.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Concerning the Trustee

Under the indenture, the trustee is required to transmit reports in accordance with Section 313 of the Trust Indenture Act to all holders regarding its eligibility and qualifications as trustee under the indenture and specified related matters.

The trustee has obtained an order from the Ontario Securities Commission pursuant to subsection 46(4) of the Business Corporations Act (Ontario) exempting the indenture from Part V of the Business Corporations Act (Ontario). The trustee, its officers and directors, and the assets of the trustee are located outside of Ontario and, as a result, it may be difficult for a holder of debt securities to enforce rights against the trustee, its officers or directors or the trustee’s assets. A holder of debt securities may have to enforce such rights in the United States.

FORMS OF THE DEBT SECURITIES

Except as provided in an applicable prospectus supplement, each debt security will generally be represented by one or more global securities representing the entire issuance of securities. We will issue debt securities evidenced by certificates in definitive form to a particular investor only in limited circumstances. Both certificated securities in definitive form and global securities will be issued in registered form, where our obligation runs to the holder of the security named on the face of the security. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depository or its nominee as the owner of the debt securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/ dealer, bank, trust company or other representative. See “Book-Entry Procedures and Settlement”.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

General

Except as may otherwise be provided in an applicable prospectus supplement, offered debt securities will be issued in the form of book-entry (global) securities. Upon issuance, all book-entry securities will be represented by one or more fully registered global securities, without coupons. Each global security will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), or a successor thereto, a securities depository, and will be registered in the name of DTC or a successor or nominee of DTC. DTC or such successor or nominee of DTC will thus be the only registered holder of these debt securities.

Interests in the global securities may be held through either DTC in the United States or through Clearstream Banking, S.A., Luxembourg, which we refer to as Clearstream, or Euroclear Bank S.A./N.V., as operator of the Euroclear System, which we refer to as Euroclear, in Europe if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

Clearstream has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.

Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., which we refer to as the Euroclear Operator, under contract with Euroclear plc, a company organized under the laws of England and Wales, which we refer to as the Cooperative. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

We understand that the Euroclear Operator is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking and Finance Commission.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus solely as a matter of convenience. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of us, the underwriters nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

Purchasers of debt securities may only hold interests in the global securities through DTC if they are participants in the DTC system. Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly. DTC will maintain accounts showing the security holdings of its participants, and these participants will in turn maintain accounts showing the security holdings of their customers. Some of these customers may themselves be securities intermediaries holding securities for their customers. Thus, each beneficial owner of a book-entry security will hold that security indirectly through various intermediaries.

The debt securities of each beneficial owner of a book-entry security will be evidenced solely by entries on the books of the beneficial owner’s securities intermediary. The actual purchaser of the debt securities will generally not be entitled to have the debt securities represented by the global securities registered in its name and will not be considered the owner under the terms of the debt securities and their governing documents. That means that we and any trustee, issuing and paying agent, registrar or other agent of ours for the debt securities will be entitled to treat the registered holder, DTC, as the holder of the debt securities for all purposes. In most cases, a beneficial owner will also not be able to obtain a paper certificate evidencing the holder’s ownership of debt securities. The book-entry system for holding securities eliminates the need for physical movement of certificates and is the system through which most publicly traded securities are held in the United States. However, the laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry securities.

A beneficial owner of book-entry securities represented by a global security may exchange the securities for definitive (paper) securities only if:

•	DTC is unwilling or unable to continue as depository for such global security and we do not appoint a qualified replacement for DTC within 90 days; or

•	there shall have occurred and be continuing an event of default with respect to the debt securities represented by such global security.

Unless we indicate otherwise, any global security that is so exchangeable will be exchangeable in whole for definitive securities in registered form, with the same terms and of an equal aggregate amount. Definitive securities will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the debt securities. DTC may base its written instruction upon directions that it receives from its participants.

In this prospectus, for book-entry securities, references to actions taken by security holders will mean actions taken by DTC upon instructions from its participants, and references to payments and notices of redemption to security holders will mean payments and notices of redemption to DTC as the registered holder of the debt securities for distribution to participants in accordance with DTC’s procedures. Each sale of a book-entry security will settle in immediately available funds through DTC unless otherwise stated.

Payments on debt securities represented by the global securities will be made to DTC as the registered owner thereof. We expect that DTC, upon receipt of any payment on the debt securities represented by a global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

Distributions on debt securities held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions on debt securities held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interest in the book-entry securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

The information in this section “Book-Entry Procedures and Settlement” has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Clearstream and Euroclear

Links have been established among DTC, Clearstream and Euroclear (two international clearing systems that perform functions similar to those that DTC performs in the U.S.), to facilitate the initial issuance of book-entry securities and cross-market transfers of book-entry securities associated with secondary market trading.

Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform such procedures, and the procedures may be modified or discontinued at any time.

Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the aggregate ownership of each of the U.S. depositaries of Clearstream and Euroclear, as participants in DTC.

When book-entry securities are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive book-entry securities against payment. After settlement, Clearstream or Euroclear will credit its participant’s account. Credit for the book-entry securities will appear on the next day (European time).

Because settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending book-entry securities to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

When a Clearstream or Euroclear participant wishes to transfer book-entry securities to a DTC participant, the seller must send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer the book-entry securities against payment. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, with the proceeds back-valued to the value date (which would be the preceding day, when settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), proceeds credited to the Clearstream or Euroclear participant’s account would instead be valued as of the actual settlement date.

EARNINGS COVERAGE RATIOS

The following earnings coverage ratios do not reflect the issuance of any debt securities under this prospectus.

Based on accounting principles generally accepted in the United States, our interest requirements on all indebtedness amounted to $242 million for the twelve months ended December 31, 2023. Our reported net income attributable to shareholders of the Company, before interest on debt and income taxes, was $1,775 million for the twelve months ended December 31, 2023, which was 7 times our interest requirements for that period.

PLAN OF DISTRIBUTION

We may sell the debt securities being offered by this prospectus in four ways: (1) through agents, (2) through underwriters, (3) through dealers and/or (4) directly to one or more purchasers (where permitted by applicable law).

We may designate agents from time to time to solicit offers to purchase these debt securities. We will name any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, and state any commissions we are to pay to that agent in the applicable prospectus supplement. That agent will be acting on a reasonable efforts basis for the period of its appointment or, if indicated in the applicable prospectus supplement, on a firm commitment basis.

If we use a dealer to offer and sell these debt securities, we will sell the debt securities to the dealer, as principal, and will name the dealer in the applicable prospectus supplement. The dealer may then resell the debt securities to the public at varying prices to be determined by that dealer at the time of resale.

There is no market through which the debt securities may be sold and purchasers may not be able to resell debt securities purchased under this prospectus. This may affect the pricing of the debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation.

If so indicated in the applicable prospectus supplement, one or more firms, which we refer to as “remarketing firms”, acting as principals for their own accounts or as agents for us, may offer and sell these debt securities as part of a remarketing upon their purchase, in accordance with their terms. We will identify any remarketing firm, the terms of its agreement, if any, with us and its compensation in the applicable prospectus supplement.

Remarketing firms, agents, underwriters and dealers may be entitled under agreements with us to indemnification by us against some civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by some purchasers to purchase debt securities from us at the public offering price stated in the applicable prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject to only those conditions described in the applicable prospectus supplement, and the applicable prospectus supplement will state the commission payable for solicitation of these offers.

INTERESTS OF EXPERTS

The consolidated financial statements as of December 31, 2023 and 2022, and for each of the two years in the period ended December 31, 2023, incorporated by reference in this prospectus, and the effectiveness of the Company’s internal control over financial reporting, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing. The offices of Deloitte LLP are located at 8 Adelaide Street West, Suite 200, Toronto, Ontario, M5H 0A9. Deloitte LLP is independent with respect to the Company in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, and within the meaning of the Exchange Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

LEGAL MATTERS

Unless otherwise specified in the prospectus supplement, certain legal matters relating to the debt securities offered by a prospectus supplement will be passed upon, on our behalf, by Sidley Austin LLP, New York, New York, and by Osler, Hoskin & Harcourt LLP, Toronto, Ontario.

RELIANCE ON EXEMPTIONS FOR WELL-KNOWN SEASONED ISSUERS

The Ontario Securities Commission has adopted Ontario Instrument 44-501 – Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers (Interim Class Order) (the “WKSI Blanket Order”). This prospectus has been filed by the Company in reliance upon the WKSI Blanket Order, which permits “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. The Company intends to rely on such exemptions to the full extent permitted by the WKSI Blanket Order notwithstanding the inclusion in this prospectus of any disclosure that is permitted to be excluded pursuant to the WKSI Blanket Order. As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Order.

LIMITATIONS ON ENFORCEMENT OF U.S. LAWS AGAINST THE COMPANY, OUR MANAGEMENT AND OTHERS

We are a company existing under the laws of the Province of Ontario, Canada. A majority of our assets are located outside of the United States and a majority of our directors and officers and some of the experts named in this prospectus are resident outside of the United States and a majority of their assets are located outside of the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under United States federal securities laws. A monetary judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. In addition, it may be difficult for United States investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, among other things, civil liabilities predicated upon such securities laws.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of or incorporated by reference in the registration statement of which this prospectus forms a part: the documents listed in (a) through (d) under “Documents Incorporated by Reference”; the form of the indenture; the Statement of Eligibility of Trustee; consent of Deloitte LLP; Powers of Attorney; and the Filing Fee Table.

$400,000,000

5.875% Senior Notes due 2035

PROSPECTUS SUPPLEMENT

May 13, 2025

Joint Book-Running Managers

BofA Securities

Citigroup

J.P. Morgan

BNP PARIBAS

RBC Capital Markets

Scotiabank

TD Securities

Wells Fargo Securities

Co-Managers

CIBC Capital Markets

COMMERZBANK

Goldman Sachs & Co. LLC

HSBC

ICBC

ING

Loop Capital Markets

Raiffeisen Bank International